--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           HUDSON GENERAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           HUDSON GENERAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   443784103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            NOAH E. ROCKOWITZ, ESQ.
                      SENIOR VICE PRESIDENT AND SECRETARY
                           HUDSON GENERAL CORPORATION
                              111 GREAT NECK ROAD
                           GREAT NECK, NEW YORK 11021
                                 (516) 487-8610

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH COPY TO:

                            DANIEL E. STOLLER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Hudson General Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 111 Great Neck Road, Great Neck, New York 11021. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $1.00 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer by GLGR Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of GlobeGround GmbH ("GlobeGround"), a corporation organized and existing under the laws of the Federal Republic of Germany and an indirect wholly-owned subsidiary of Deutsche Lufthansa AG ("Lufthansa"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 19, 1999 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares at $76.00 per Share net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     As set forth in the Schedule 14D-1, the principal executive offices of Purchaser are located at 1640 Hempstead Turnpike, East Meadow, New York 11554.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b) or in Item 8, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates.

ARRANGEMENTS WITH PURCHASER OR ITS AFFILIATES.

  The Merger Agreement

     The following is a summary of certain material provisions of the Agreement and Plan of Merger, dated as of February 15, 1999, between Purchaser and the Company (the "GlobeGround Merger Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the GlobeGround Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference in its entirety. Capitalized terms used and not otherwise defined below have the meanings set forth in the GlobeGround Merger Agreement.

     The Offer. The GlobeGround Merger Agreement provides that Purchaser will file with the Securities and Exchange Commission (the "SEC") the Schedule 14D-1 with respect to the Offer and commence the Offer within five business days after the public announcement of the Offer. Purchaser will, on the terms and subject to the prior satisfaction or waiver (except that the Minimum Condition, as defined below, may not be waived) of the conditions of the Offer, accept for payment and pay for Shares tendered as soon as it is legally permitted to do so under applicable law. The obligation of Purchaser to accept for payment and pay for Shares which are properly tendered and not withdrawn will not be subject to any conditions other than the Minimum Condition (which may not be waived) and the other conditions of the Offer set forth below. The GlobeGround Merger Agreement also provides that Purchaser cannot, without the consent of the Company acting through the Special Committee of the Company's Board of Directors (the "Special Committee"), decrease the Offer Price or the number of Shares being solicited in the Offer, change the form of consideration payable in the Offer, or modify or add to the conditions of the Offer or otherwise modify the terms of the Offer. Notwithstanding the foregoing, Purchaser has agreed to extend the Offer for one or more periods of not more than 10 business days, the last of which will end no later than May 31, 1999, if, at the initial expiration date of the Offer (which date will not be earlier than 20 business days, and (except as provided below) will not be later than 30 business days, after the day on which the Schedule 14D-1 is filed with the SEC (the "Expiration Date")), or any extension thereof, the Minimum Condition or the condition to the Offer requiring the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), is not satisfied. If (i) the Offer is modified to increase the Offer Price or in any other manner permitted by the GlobeGround Merger Agreement, Purchaser may extend the Expiration Date until not more than 10 business days after the day on which the Purchaser makes a public announcement of the modification, (ii) anyone other than Purchaser makes a tender offer for the Shares before the Offer expires, Purchaser may extend the Expiration Date until not more than 10 business days after the other tender offer expires, or (iii) Purchaser is prevented by an order of a court or other governmental agency from accepting shares which are tendered in response to the Offer, Purchaser may extend the Expiration Date until 10 business days after Purchaser is able to accept the Shares without violating any order of any court or other governmental agency.

     Conditions to the Offer. The obligations of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there will be validly tendered and not withdrawn a number of Shares which, together with any Shares beneficially owned by Purchaser or its affiliates, constitute at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). In addition, Purchaser is not required to accept for payment or, subject to applicable legal requirements, pay for, and may delay the acceptance for payment of or, subject to applicable legal requirements, the payment for, any tendered Shares, and may terminate the Offer, if (i) any applicable waiting period under the HSR Act has not expired or terminated prior to the expiration of the Offer, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after February 15, 1999 and before the time of acceptance of the Shares for payment pursuant to the Offer, any of the following occur: (a) the Supervisory Board of Lufthansa (the "Lufthansa Supervisory Board") shall not have approved the GlobeGround Merger Agreement and the transactions contemplated thereby by March 15, 1999, (b) any statute, rule, regulation, order or injunction has been enacted, promulgated, entered or enforced by any national or state government or governmental authority or by any United States court of competent jurisdiction, which (w) prohibits, or imposes any material limitations on, Purchaser's or its parent's ownership or operation of all or a material portion of the Company's businesses or assets, (x) prohibits, or makes illegal the acceptance for payment, payment for or purchase of the Shares or the consummation of the Offer or the Merger,
(y) results in a material delay in or restricts the ability of Purchaser, or renders Purchaser unable, to accept for payment, pay for or purchase some or all of the tendered Shares, or (z) imposes material limitations on the ability of Purchaser or its parent effectively to exercise full rights of ownership of the tendered Shares, including, without limitation, the right to vote the tendered Shares purchased by it on all matters properly presented to the Company's stockholders, provided that Purchaser shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted; provided further that the condition specified in clause (b) shall not be deemed to exist by reason of any court proceeding pending on the date of the GlobeGround Merger Agreement and known to Purchaser, unless in the reasonable judgment of its parent there is any material adverse development in any such proceeding after the date of the GlobeGround Merger Agreement, or before the date of the GlobeGround Merger Agreement if not known to Purchaser on the date of the GlobeGround Merger Agreement, which would result in any of the consequences referred to in subclauses (w) through (z) above; (c) the representations and warranties of the Company set forth in the GlobeGround Merger Agreement shall not be true and correct in any material respect as of the date of consummation of the Offer as though made on or as of such date or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the GlobeGround Merger Agreement to be performed or complied with by it except, in each case, (x) for changes specifically permitted by the GlobeGround Merger Agreement and (y) (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of such representations and warranties to be true and correct, or the performance or compliance with such obligations, agreements or covenants, do not, individually or in the aggregate, have a Company Material Adverse Effect (as defined in the GlobeGround Merger Agreement); (d) the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to an Acquisition Proposal (as defined below) or similar business combination with the Company; (e) the GlobeGround Merger Agreement has been terminated in accordance with its terms; or (f) the Board of Directors of the Company (the "Board of Directors" or the "Board"), or the Special Committee shall have withdrawn or modified in a manner adverse to Purchaser the Board's approval or recommendation of the Offer or the Merger.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the Surviving Corporation and a wholly-owned subsidiary of GlobeGround, and each issued and outstanding Share (other than (i) Shares owned by Purchaser or any of its subsidiaries, (ii) Shares held by the Company as treasury stock or by any wholly-owned subsidiary of the Company, or (iii) Shares held by stockholders who properly exercise their dissenters' rights of appraisal under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the Offer Price, without interest. The GlobeGround Merger Agreement also provides that (i) the directors of Purchaser and the officers of the Company at the effective time of the Merger (the "Effective Time") will be the directors and officers, respectively, of the Surviving Corporation, until their successors have been duly elected, appointed or qualified in accordance with applicable law, and (ii) the Certificate of Incorporation of the Company and the By-laws of Purchaser will be the Certificate of Incorporation and By-laws, respectively, of the Surviving Corporation.

     Stockholders' Meeting. Pursuant to the GlobeGround Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and adoption of the GlobeGround Merger Agreement.

     The GlobeGround Merger Agreement also provides that the Company will, as promptly as practicable following the Expiration Date, if required by applicable law in order to consummate the Merger, (i) file with the SEC a proxy or information statement (together with any amendments thereof or supplements thereto, the "Proxy Statement") relating to the Merger and the GlobeGround Merger Agreement, (ii) respond promptly to any comments made by the SEC with respect to the Proxy Statement, (iii) cause the Proxy Statement to be mailed to the Company's stockholders at the earliest practicable time following the Expiration Date and in all other respects, use its best efforts to cause the Company's stockholders to adopt the GlobeGround Merger Agreement and approve the Merger; and (iv) include in the Proxy Statement the recommendation of the Board, based on the unanimous recommendation of the Special Committee, that the stockholders of the Company vote in favor of the adoption of the GlobeGround Merger Agreement and approve the Merger, unless the Board, based upon written advice from its counsel, determines in good faith that the failure to amend or withdraw that recommendation could reasonably be expected to be a breach of the directors' fiduciary duties under applicable law. Purchaser agrees that it will vote or cause to be voted, all of the Shares owned by it or any of its subsidiaries and affiliates in favor of the approval of the Merger and adoption of the GlobeGround Merger Agreement. In the event that Purchaser acquires at least 90% of the outstanding Shares in the Offer, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL.

     Representations and Warranties. The GlobeGround Merger Agreement contains limited representations and warranties of Purchaser and the Company. The representations of the Company relate to, among other things, corporate organization and qualification, capitalization, authority to enter into the GlobeGround Merger Agreement, no conflict, required filings and consents, opinion of Allen & Company Incorporated ("Allen & Company") and the absence of brokers. The representations of Purchaser relate to, among other things, the organization and qualification to do business of Purchaser, authority to enter into the GlobeGround Merger Agreement, no conflict, required filings and consents, absence of brokers, capitalization and ownership of Purchaser. Additional representations of the Company relate to, among other things, accuracy of documents and reports filed with the SEC, including financial statements, the accuracy of the information contained in the Schedule 14D-9 and any Proxy Statement to be filed with the SEC, and availability of cash and cash equivalents and investment securities available for sale. Additional representations of Purchaser relate to, among other things, the financial capability of GlobeGround to consummate the Offer and the Merger and fulfill all GlobeGround's obligations as guarantor of the obligations of Purchaser, and the accuracy of the information contained in the Schedule 14D-1 and any Proxy Statement to be filed with the SEC.

     No Solicitation; Fiduciary Obligations of Directors. The GlobeGround Merger Agreement provides that the Company shall not, and shall not authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, encourage, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser, any of its affiliates or representatives) (collectively, a "Person") concerning any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its subsidiaries (an "Acquisition Proposal"). If, however, the Company or the Special Committee receives an unsolicited, written indication of a willingness to make an Acquisition Proposal at a price per Share which the Special Committee reasonably concludes is in excess of the Offer Price from any Person, and if the Special Committee reasonably concludes, based upon advice of its financial advisor, that the Person delivering such indication is capable of consummating such an Acquisition Proposal (based upon, among other things, the availability of financing and the capacity to obtain financing) then the Company or the Special Committee may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the Company's business, properties or assets to any such Person pursuant to an appropriate confidentiality agreement, and the Company or the Special Committee may engage in discussions related thereto. In addition, the Company or the Special Committee may participate in and engage in discussions and negotiations with any Person meeting the requirements in the preceding sentence in response to a written Acquisition Proposal, if the Special Committee concludes, upon advice of its legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the Special Committee's (and the Board's) fiduciary duties to the Company's stockholders under applicable law. If after the Company has received a written Acquisition Proposal (without breaching the foregoing obligations of the Company) but prior to the purchase by Purchaser of the Shares pursuant to the Offer, the Special Committee determines, in good faith and upon advice of its financial advisor and legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Special Committee may do either or both of the following: (x) withdraw or modify the Board of Directors' approval or recommendation of the Offer, the Merger or the GlobeGround Merger Agreement and (y) terminate the GlobeGround Merger Agreement in the manner and under the circumstances set forth in the Superior Proposal Termination Event (as defined below) of the GlobeGround Merger Agreement. Furthermore, notwithstanding the foregoing, the Company or its Board of Directors may, upon the recommendation of the Special Committee, take and disclose to the Company's stockholders a position with respect to a tender or exchange offer by a third party or make such disclosure to the Company's stockholders or otherwise which, in the judgment of the Special Committee upon advice of legal counsel, is necessary under applicable law or rules of any stock exchange.

     Pursuant to the GlobeGround Merger Agreement, the Company is required to promptly (but in any event within two days) advise Purchaser in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry. The Company is also required, to the extent reasonably practicable, to keep Purchaser fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     Termination. The GlobeGround Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the adoption of the GlobeGround Merger Agreement by the stockholders of the Company, by the mutual written consent of the Company (acting through the Special Committee) and Purchaser, or by either the Company or Purchaser (i) if any permanent injunction, order, decree, ruling or other action of any governmental entity preventing the purchase of Shares in the Offer or the consummation of the Merger has become final and nonappealable, (ii) if the Expiration Date of the Offer is not May 31, 1999 or an earlier date (provided that such termination will not be available to any party whose failure to fulfill any obligation under the GlobeGround Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date), or (iii) if the Lufthansa Supervisory Board has not approved the GlobeGround Merger Agreement by March 15, 1999.

     The Company may terminate the GlobeGround Merger Agreement at any time prior to the Effective Time, whether before or after its adoption by the stockholders, if (i) prior to Purchaser's purchasing Shares pursuant to the Offer, upon a material breach of any covenant by Purchaser which is not cured or if any representation or warranty of Purchaser has become untrue in any material respect, and in either case such breach or untruth is not capable of being cured by May 31, 1999; (ii) (a) the Company receives a Superior Proposal (as defined below), (b) the Company notifies Purchaser that the Company has received a Superior Proposal, stating in the notice (x) the material terms of the Superior Proposal, including the amount per Share the Company's stockholders will receive (valuing any non-cash consideration at what the Special Committee determines in good faith, after consultation with its independent financial advisor, to be the fair value of the non-cash consideration) and (y) that, unless Purchaser increases the Offer Price to an amount at least as great as the amount per Share the Company's stockholders would receive as a result of the Superior Proposal, the Company may terminate the GlobeGround Merger Agreement, (c) Purchaser does not, by 5:00 p.m., New York City time, on the second business day after the day on which the Company notifies Purchaser of the Superior Proposal, increase the Offer Price to an amount at least as great as the amount per Share the Company's stockholders would receive as a result of the Superior Proposal, as set forth in the notice from the Company, without changing or modifying any other of the terms and conditions of the GlobeGround Merger Agreement, and (d) the Company has paid Purchaser the termination fee (including reimbursement of expenses), and delivered to Purchaser the agreement regarding further reimbursement of expenses, required by the expense reimbursement and termination fee provisions of the GlobeGround Merger Agreement (see "Fees and Expenses; Termination Fee" below) (such termination right set forth in this clause (ii) is referred to as the "Superior Proposal Termination Event"); (iii) Purchaser has terminated the Offer or the Offer expires, without Purchaser purchasing any of the Shares (provided that the Company may not terminate the GlobeGround Merger Agreement if the Company is in material breach of the GlobeGround Merger Agreement); or (iv) the Executive Board of Lufthansa withdraws or negatively modifies its recommendation to the Lufthansa Supervisory Board that it approve the transactions which are the subject of the GlobeGround Merger Agreement.

     A Superior Proposal is defined as an Acquisition Proposal or unsolicited tender offer which (i) would result in the Company's stockholders receiving an amount per Share which is greater than the Offer Price, (ii) is not subject to the outcome of a due diligence review of the Company's business or financial condition, (iii) is not subject to a financing contingency and is from a potential acquiror which the Special Committee reasonably concludes, based upon advice of its financial advisor, is capable of consummating the Acquisition Proposal or, if it is subject to a financing contingency, the Special Committee concludes, based on advice of its financial advisor, it is reasonably likely that the financing contingency will be fulfilled and (iv) the Special Committee determines in good faith, after consultation with its financial advisor, to be more favorable to the Company's stockholders than the Offer and the Merger contemplated by the GlobeGround Merger Agreement.

     Purchaser may terminate the GlobeGround Merger Agreement at any time prior to the Effective Time, either before or after its adoption by the stockholders, if (i) the Board (acting through the Special Committee) withdraws, modifies or changes its recommendation so that it is not in favor of the GlobeGround Merger Agreement or the Merger; (ii) the Board (acting through the Special Committee) recommends or resolves to recommend to stockholders an Acquisition Proposal from someone other than Purchaser; or (iii) prior to its purchasing Shares pursuant to the Offer, upon a material breach of any covenant or agreement contained in the GlobeGround Merger Agreement by the Company which is not cured, or if any representation or warranty of the Company shall have become untrue in any material respect, and in either case such breach or untruth is incapable of being cured by May 31, 1999.

     Fees and Expenses; Termination Fee. Whether or not the Offer is consummated or the Merger is consummated and except as otherwise provided in the GlobeGround Merger Agreement, all fees and expenses incurred in connection with the transactions contemplated by the GlobeGround Merger Agreement will be paid by the party incurring such fees and expenses, except that the Company will pay for all costs and expenses relating to the printing and mailing of any Proxy Statement.

     The Company will pay Purchaser a termination fee, along with its reasonable costs and expenses incurred in connection with the Offer and the Merger, upon termination of the GlobeGround Merger Agreement under certain circumstances. If the GlobeGround Merger Agreement is terminated by either (i) Purchaser because
(a) the Board (acting through the Special Committee) withdraws, modifies or changes its recommendation so that it is not in favor of the GlobeGround Merger Agreement or the Merger, or (b) the Board (acting through the Special Committee) decides to recommend an alternative Acquisition Proposal from someone other than Purchaser to the Company's stockholders, or (ii) the Company, as a result of a Superior Proposal Termination Event, then the Company will pay Purchaser (x) $2,625,000 if the GlobeGround Merger Agreement is terminated before the Lufthansa Supervisory Board approves the GlobeGround Merger Agreement, and will reimburse Purchaser for its reasonable expenses incurred in connection with the Offer and the Merger, up to a maximum of $875,000 or (y) $3,500,000 if the GlobeGround Merger Agreement is terminated after the Lufthansa Supervisory Board approves the GlobeGround Merger Agreement, and will reimburse Purchaser for its reasonable expenses incurred in connection with the Offer and the Merger, up to a maximum of $1,750,000.

     Employee Benefits. GlobeGround and Purchaser have also agreed that effective as of the Effective Time and for a one-year period following the Effective Time, the Surviving Corporation and its subsidiaries and successors will provide those individuals who are employees of the Company and its subsidiaries immediately prior to the Effective Time ("Affected Employees") with employee benefit plans which provide coverage and benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the Effective Time. The Surviving Corporation will give the Affected Employees full credit, for purposes of eligibility, vesting and benefits accrual under any employee benefit plans or arrangements made by the Company, for the Affected Employee's service with the Company and its subsidiaries to the same extent recognized by the Company and its subsidiaries immediately prior to the Effective Time and will provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan that the Affected Employees are eligible to participate in after the Effective Time. The Company and Purchaser also acknowledge that the consummation of the Merger shall constitute (i) a "Change in Control" for purposes of employment agreements between the Company and the Affected Employees and (ii) a "change in control of the Company" for purposes of severance agreements between the Company and Affected Employees.

     Treatment of Options. The GlobeGround Merger Agreement provides that as of the Effective Time, each outstanding stock option to acquire Shares (the "Options") will be cancelled. In consideration of such cancellation, the Surviving Corporation will pay to the holder of each such cancelled Option, as soon as practicable, but in any event within five days of the Effective Time, an amount determined by multiplying (i) the excess, if any, of the Offer Price over the applicable exercise price per Share of such Option by (ii) the number of Shares issuable upon exercise of the Option, subject to any required withholding of taxes (the "Option Consideration"). At the Effective Time, all Options will be converted into, and will thereafter only represent the right to receive, the Option Consideration.

     Prior to the Effective Time, the Company will use its best efforts to (i) obtain any consents from the holders of the Options and (ii) make any amendments to the terms of the Company's option plans and any options granted thereunder that are necessary or appropriate to consummate the transactions contemplated by the GlobeGround Merger Agreement.

     Conditions to the Merger. The respective obligations of Purchaser and the Company to consummate the Merger are subject to the following conditions: (i) if required by applicable law or by the rules of the American Stock Exchange, the approval and adoption of the GlobeGround Merger Agreement by the affirmative vote of the holders of a majority of all outstanding Shares, (ii) the absence of any governmental action or order which materially restricts, prevents or prohibits consummation of the Merger, (iii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, (iv) the approval of the GlobeGround Merger Agreement by the Lufthansa Supervisory Board not later than March 15, 1999, and (v) the purchase by Purchaser or its affiliates of all the Shares which are properly tendered in the Offer and not withdrawn.

     Covenants. The Company has agreed to conduct its business in the ordinary and usual course prior to the Effective Time. In this regard, the Company has agreed that it will not, without the prior consent of Purchaser (which consent may not be unreasonably withheld), engage in certain types of transactions. Specifically, the Company has agreed that prior to the Effective Time neither the Company nor significant subsidiaries of the Company will amend their certificate of incorporation or bylaws; declare or pay any dividends or other distributions (other than the Company's regular semi-annual dividend of $.50 per Share, or dividends declared and paid by wholly-owned subsidiaries or by Hudson
LLC); authorize for issuance or issue, grant or sell any of its securities other than upon exercise of existing options; take any action with respect to accounting policies or procedures; or take any action that would or could reasonably be expected to result in, any of the Company's representations and warranties set forth in the GlobeGround Merger Agreement being untrue or in any of the conditions to the Merger not being satisfied. In addition, Purchaser and the Company have made further agreements regarding the access to the Company's records; preparation and filing of this Schedule 14D-9 and any Proxy Statement with the SEC; reasonable best efforts to fulfill the conditions to the other party's obligation to consummate the Merger; public announcements; and conveyance taxes.

     Indemnification and Insurance. The GlobeGround Merger Agreement provides that from and after the consummation of the Merger, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and directors of the Company, to the full extent permitted under the DGCL or the Company's certificate of incorporation, bylaws or indemnification agreements in effect upon execution of the GlobeGround Merger Agreement (including provisions relating to advancement of expenses incurred in defense of any action or suit), against all losses, claims, damages, liabilities, costs and expenses (including, attorneys' fees and expenses) and amounts paid in settlement with the written approval of the Surviving Corporation (which approval will not unreasonably be withheld) in connection with any action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the GlobeGround Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time.

     The GlobeGround Merger Agreement provides that the Surviving Corporation will maintain in effect, for not less than six years from the Effective Time, the Company's existing directors' and officers' liability insurance policy ("D&O Insurance"); provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses in coverage; provided, further, if the existing D&O Insurance expires or is cancelled during such period, the Purchaser or the Surviving

Corporation will use its best efforts to obtain substantially similar D&O Insurance; provided, however, that if the aggregate annual premiums for such D&O Insurance (or successor insurance policy) at any time during such period exceed 200% of the per annum rate of premiums currently paid by the Company for such insurance on the date of the GlobeGround Merger Agreement, then the Surviving Corporation will be required to provide the maximum coverage that is then available at an annual premium equal to 200% of such rate.

     In addition, the GlobeGround Merger Agreement provides that, subject to certain conditions, (i) all rights to indemnification and all limitations on liability existing in favor of present or former directors or officers of the Company, as provided in the Company's certificate of incorporation and by-laws as currently in effect, will survive the Merger and will continue in effect for a period of six years from the Effective Time of the Merger and (ii) successors and assigns of the Surviving Corporation are required to assume the Surviving Corporation's obligations under the GlobeGround Merger Agreement regarding such indemnification and insurance.

     Guaranty. In connection with the GlobeGround Merger Agreement, GlobeGround executed a guaranty pursuant to which GlobeGround (i) unconditionally guarantees all the obligations of Purchaser under the GlobeGround Merger Agreement and (ii) agrees to provide to Purchaser (a) all of the funds Purchaser requires to pay for Shares which are properly tendered in the Offer and (b) all the funds Purchaser requires to pay for Shares converted into the right to receive the Offer Price upon the consummation of the Merger.

  Certain Relationships with GlobeGround and its Affiliates

     The Company, through its 51% owned affiliate, Hudson General LLC ("Hudson LLC"), is principally engaged in providing a broad range of services to the aviation industry. Such services include aircraft ground handling, aircraft fueling, fuel management, ground transportation, snow removal, cargo warehousing, and sale, leasing and maintenance of airline ground support equipment (the "Aviation Services Business").

     The Unit Purchase and Option Agreement

     General. Effective June 1, 1996, pursuant to the terms of a Unit Purchase and Option Agreement dated February 27, 1996 (the "Purchase Agreement") between the Company and GlobeGround (formerly named Lufthansa Airport and Ground Services GmbH), the Company transferred substantially all of the assets and liabilities of its aviation services business to Hudson LLC. In exchange for the transfer of such assets and liabilities and the assumption by Hudson LLC, as co-obligor with the Company, of all of the Company's 7% convertible subordinated debentures (all of which were subsequently redeemed or converted into Shares), the Company received a 74% interest in Hudson LLC. In addition, Hudson LLC sold LAGS (USA), Inc. ("LAGS (USA)"), a wholly-owned subsidiary of GlobeGround, a 26% interest in Hudson LLC, for a purchase price of $23,686,000 in cash (after certain adjustments), of which $15,848,000 was paid at the closing, and deferred payments of $2,650,000 and $5,188,000 plus interest thereon were made, respectively, in September 1996 and December 1996. The Purchase Agreement, as amended, provided LAGS (USA) an option (the "LAGS Option"), exercisable on October 1 of each year through 1999, effective as of the preceding July 1, pursuant to which LAGS (USA) could increase its equity interest in Hudson LLC to up to 49%. On October 1, 1998, LAGS (USA) gave notice of its exercise of the LAGS Option. On November 2, 1998, the closing of the LAGS Option took place, and LAGS (USA) increased from 26% to 49% its ownership interest in Hudson LLC. The Company's ownership interest in Hudson LLC was correspondingly decreased from 74% to 51%. The $29,627,000 exercise price of the LAGS Option (plus $1,123,000 of interest) was paid by LAGS (USA) to Hudson LLC. Upon such payment, LAGS (USA) acquired 230 additional Class B Units of Hudson LLC (the "Class B Units"). Concurrently therewith, the Company converted 230 of the Class A Units of Hudson LLC (the "Class A Units") held by it into 230 new non-voting Preferred Units (the "Preferred Units") of Hudson LLC. After giving effect to the LAGS Option exercise and the Company's exchange of 230 Class A Units for 230 Preferred Units, LAGS (USA) owns 490 Class B Units and the

Company owns 510 Class A Units. The 230 Preferred Units owned by the Company have a liquidation preference of $128,811 per unit, and are redeemable by Hudson LLC at any time on or after August 1, 2001 for an amount equal to the liquidation preference. From and after October 1, 2001, the Preferred Units, if not previously called for redemption, are convertible, at the option of the holders, into Class A Units on a one-for-one basis. The Preferred Units are entitled to receive a fixed distribution per annum at 3.95% of the liquidation preference, payable quarterly, commencing on December 31, 1998 until September 30, 2001, and at an Internal Revenue Service safe harbor rate, as defined, thereafter. Such distributions are cumulative, and all such distributions must be made in full before any distribution may be made in respect of the Class A Units and Class B Units. As a result of the LAGS Option exercise, the Company's investment in Hudson LLC and paid in capital were increased by $25,308,000 and $12,554,000 (net of deferred income taxes and transaction fees), respectively. The Company is unable to determine when, or whether, such deferred income taxes will result in a current tax liability.

     Standstill Provisions. The Purchase Agreement provides that, from February 26, 1996 until the later of (i) the third anniversary of the date of the Purchase Agreement, or (ii) the first anniversary of the date on which GlobeGround and its affiliates, or the Company and its affiliates, cease to own any Units of Hudson LLC, GlobeGround will not, and it will cause its affiliates not to, among other things, directly or indirectly, without the prior written consent of the Board of Directors of the Company, specifically expressed in a resolution adopted by a majority of its directors: (a) acquire, or propose to acquire, any of the Company's voting securities, (b) engage in any solicitation of proxies from the Company's stockholders, or initiate stockholder proposals,
(c) seek to engage in any type of business combination with the Company, (d) seek to control or influence the management, Board of Directors or policies of the Company (other than attempting to influence any matter related to Hudson LLC or its activities), (e) seek representation on the Board of Directors of the Company or the removal of any of its members, (f) make any publicly disclosed proposal or enter into any discussion regarding the foregoing, (g) act in a way inconsistent with the foregoing restrictions, or make or disclose any request to amend, waive or terminate any of these standstill provisions, or (h) assist or encourage any other person in connection with any of the foregoing, or make any investment in or enter into any arrangement with, any other person that engages, or offers or proposes to engage, in any of the foregoing.

     As described below in "Item 4. The Solicitation or Recommendation.
-- Background; Reasons for the Board's and Special Committee's Recommendation," on February 5, 1999 the Board of Directors of the Company waived the restrictions of the standstill provisions until June 30, 1999.

     Agreement Not to Compete. Neither GlobeGround nor Lufthansa nor any of their respective affiliates will, at any time when GlobeGround owns Units, nor within one year after GlobeGround ceases to own Units, engage directly or through ownership of equity of other entities (other than less than 2% of the shares of a publicly traded company acquired solely as an investment), in rendering aviation ground services (other than passenger handling services) in the United States or in Canada, except that nothing will prevent GlobeGround from rendering aviation ground services to Lufthansa German Airlines or airlines which are alliance partners of Lufthansa German Airlines.

     The foregoing description of the Purchase Agreement and Amendment No. 1 thereto are qualified in their entirety by reference to the full text of the Purchase Agreement and Amendment No. 1 thereto which are filed herewith as Exhibits 9 and 10 and are incorporated herein by reference in their entirety.

     The Limited Liability Company Agreement

     General. The Company, GlobeGround and Hudson LLC entered into a limited liability company agreement (the "LLC Agreement") which provides, among other things, (i) that certain decisions concerning Hudson LLC will require the consent of representatives of GlobeGround, (ii) for certain restrictions on the transferability of interests in Hudson LLC (including restrictions on transfers to competitors and certain rights of first refusal) and (iii) for covenants not to compete.

     Restrictions on Transferability of Interests. The LLC Agreement contains certain restrictions on the operation of Hudson LLC's business and the transferability of interests in Hudson LLC. The restrictions include, among other things, a supermajority vote (i) to approve any merger or consolidation of Hudson LLC; (ii) to approve any sale of assets of Hudson LLC which constitute 15% or more of the total assets of Hudson LLC and its subsidiaries taken as a whole; (iii) to allow Hudson LLC to file a registration statement under the Securities Act of 1933; (iv) to approve or amend the budget of Hudson LLC and its subsidiaries; and (v) to approve the entry by Hudson LLC or any of its subsidiaries into any line of business other than the aviation services business (as such term is defined in the LLC Agreement).

     Confidentiality. The parties to the LLC Agreement agreed to hold all non-public information which it has received relating to Hudson LLC and its business in confidence.

     The foregoing description of the LLC Agreement, as amended, is qualified in its entirety by reference to the full text of the LLC Agreement and amendments thereto which are filed herewith as Exhibits 11, 12, and 13 and are incorporated herein by reference in their entirety.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

  Employment Agreements and Severance Agreements

     The Company has an employment agreement with Jay B. Langner, Chairman of the Board and Chief Executive Officer of the Company (the "Employment Agreement"), which expires on January 31, 2001. Mr. Langner's annual base salary is $500,000, and the Employment Agreement provides that such base amount may not be reduced except under certain limited circumstances. If Mr. Langner's employment is terminated for any reason except death, disability or Cause (as defined in the Employment Agreement), or if he terminates his employment for Good Reason (as defined in the Employment Agreement), Mr. Langner will receive severance pay in installments at the same rate as his salary in effect upon his termination for three years. If termination is due to Mr. Langner's death, severance payments will be made for twelve months. Unless Mr. Langner is terminated for Cause, he is also entitled to continue to participate during the period in which he receives severance payments in all employee benefit plans for which he was eligible, or to be provided with substantially similar benefits. If Mr. Langner is terminated and obtains other employment, his severance pay is subject to mitigation after twelve months of the severance payment period. In the event of a Change in Control (as defined in the Employment Agreement) which occurs after termination of Mr. Langner's employment by the Company other than for Cause or disability, or by Mr. Langner for Good Reason, and prior to January 31, 2001, Mr. Langner is entitled to receive certain additional amounts under certain circumstances. If while Mr. Langner is employed there is a Change in Control, the Employment Agreement shall terminate, and all rights and obligations of the Company and Mr. Langner with respect to his employment shall be governed by the terms of his Severance Agreement with the Company, which is described below. The consummation of the Offer will constitute a Change in Control for purposes of the Employment Agreement.

     The Company also has employment agreements (the "Contracts") with Michael Rubin, President and Director of the Company; Paul R. Pollack, Executive Vice President, Chief Operating Officer and Director of the Company; Raymond J. Rieder, Senior Vice President and Chief Marketing Officer of the Company; Fernando DiBenedetto, Senior Vice President -- Operations of the Company; Barry
I. Regenstein, Vice President and Chief Financial Officer of the Company; and Noah E. Rockowitz, Senior Vice President, General Counsel and Secretary of the Company. The Contracts with Messrs. Rubin, Pollack and Rieder currently extend until December 31, 2001, and the Contracts with Messrs. DiBenedetto, Regenstein and Rockowitz currently extend until December 31, 1999. The Contracts with Messrs. Rubin, Pollack and Rieder are subject to extension for additional three year periods, and the Contracts with Messrs. DiBenedetto, Regenstein and Rockowitz for additional two year periods, unless on or before the September 30 preceding any then-existing expiration date, the Company notifies the executive that it elects not to so extend the term. The Contracts provide that the executives shall receive an annual base salary of not less than their respective salary levels in effect on the date of the Contracts, and in the case of Mr. Rubin, that he is entitled to a percentage of the total allocation under the Company's Executive Incentive Program which is no less than the average of his percentage allocations for the three preceding years. If the term of the executive's Contract is not extended, or if the executive's employment is terminated for any reason except death, disability or Cause (as defined in the Contracts), or if the executive terminates his employment for Good Reason (as defined in the Contracts), the executive will receive severance pay in installments at the same rate as his salary in effect upon his termination (plus, in the case of Mr. Rubin, the average of his bonuses for the three preceding years) for the greater of twenty-four months (eighteen months in the case of Messrs. DiBenedetto and Rockowitz and fifteen months in the case of Mr. Regenstein) or the period to the expiration of his Contract. If termination is due to the executive's death, severance payments will be made for three months (twelve months in the case of Mr. Rubin, including the average of his bonuses for the three preceding years). Unless the executive is terminated for Cause, he is also entitled to participate during the period in which he receives severance payments in all employee benefit plans for which he was eligible, or to be provided with substantially similar benefits. If the executive is terminated and obtains other employment, his severance pay is subject to mitigation after twelve months (nine months in the case of Messrs. DiBenedetto and Rockowitz and seven and one-half months in the case of Mr. Regenstein). In the event of a Change in Control (as defined in the Contracts) after termination of the executive's employment and prior to the expiration of the Contract, the executive is entitled to receive certain additional amounts under certain circumstances. If while the executive is employed there is a Change in Control, his Contract shall terminate, and all rights and obligations of the Company and the executive with respect to the executive's employment will be governed by the terms of his Severance Agreement with the Company described below. The consummation of the Offer will constitute a Change in Control for purposes of the Contracts.

     Pursuant to the terms of the Severance Agreements, if an executive's employment with the Company is terminated other than by reason of death, retirement, disability or Cause (as defined in the Severance Agreements), or an executive terminates his employment for Good Reason (as defined in the Severance Agreements), in each case within a period of 48 months (in the case of Messrs. Langner, Rubin, Pollack and Rieder) or 36 months (in the case of Messrs. DiBenedetto, Regenstein and Rockowitz), following a "change in control of the Company" (as defined in the Severance Agreements) (such termination, a "Termination"), the executive will be entitled to receive: (i) a lump sum cash payment equal to a specified multiple (three in the case of Messrs. Langner, Rubin, Pollack and Rieder; two in the case of Messrs. DiBenedetto, Regenstein and Rockowitz) of the executive's average Compensation (as defined in the Severance Agreements) for the five years prior to Termination, (ii) life, disability, accident and health insurance benefits for 36 months (24 months in the case of Messrs. DiBenedetto, Regenstein, and Rockowitz), (iii) a lump sum cash payment in respect of any then-outstanding Options and stock appreciation rights held by the executive, and (iv) a lump sum cash payment equal to the present value of the additional retirement benefit that the executive would have earned under the Company's pension plan if the executive had remained employed by the Company until the expiration date of the executive's Employment Agreement. Except in the case of Mr. Langner, any payment or benefit received by an executive in connection with a change in control of the Company or the executive's termination of employment will be reduced to the extent that such payment would not be deductible by the Company pursuant to Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). With respect to Mr. Langner, the Company is obligated to pay him an additional amount to compensate him for the impact of the excise tax imposed by Section 4999 of the Code (the "Tax Payment") (including the impact of such excise tax and any federal, state and local income taxes on the Tax Payment itself). The consummation of the Offer will constitute a "change in control of the Company" for purposes of the Severance Agreements. If the employment of Messrs. Langner, Rubin, Pollack, DiBenedetto, Regenstein, Rieder and Rockowitz terminates following consummation of the Offer under circumstances resulting in severance payments, they would be entitled to receive approximately $2,185,000 (including the Tax Payment described above), $1,503,000, $1,506,000, $702,000, $544,000, $1,216,000 and
$629,000, respectively, pursuant to the Severance Agreements (other than payments in respect of Options or cost of health benefits).

     The foregoing description of the Employment Agreement, the Severance Agreements and the Contracts, as amended, are qualified in their entirety by reference to the full text of the Employment Agreement, the

Severance Agreements and the Contracts and any amendments thereto which are filed herewith as Exhibits 14 through 28 and are incorporated herein by reference in their entirety.

     Set forth below is a table disclosing the treatment in the Offer and the Merger of (A) Shares beneficially owned by each director and executive officer of the Company (excluding Shares issuable upon exercise of Options) and (B) currently outstanding Options held by each director and executive officer of the Company.

                                    TREATMENT OF COMMON STOCK
                                 --------------------------------             TREATMENT OF OPTIONS
                                                  AMOUNT PAYABLE     --------------------------------------
                                   NUMBER OF      WITH RESPECT TO    NUMBER OF OPTIONS/
                                   SHARES TO       SHARES TO BE      EXERCISE PRICE FOR     AMOUNT PAYABLE
                                 RECEIVE OFFER       TENDERED          OPTIONS TO BE       UPON CASH-OUT OF
             NAME                    PRICE         IN THE OFFER          CASHED-OUT            OPTIONS
             ----                -------------    ---------------    ------------------    ----------------
Milton H. Dresner..............         69,000      $5,244,000                    --                 --

Jay B. Langner.................        121,254       9,215,304         10,000/$14.79           $612,100

Edward J. Rosenthal............          7,200         547,200                    --                 --

Hans H. Sammer.................          1,000          76,000                    --                 --

Richard D. Segal...............        125,972(1)    9,573,872                    --                 --

Stanley S. Shuman..............             --              --                    --                 --

Paul R. Pollack................          1,940         147,440           1100/$19.88             61,732

                                                                          600/$19.07             34,158

                                                                         6500/$14.79            397,865

Michael Rubin..................            230          17,480           1100/$19.88             61,732

                                                                          600/$19.07             34,158

                                                                         6500/$14.79            397,865

Raymond J. Rieder..............             --              --            900/$19.88             50,508

                                                                          500/$19.07             28,465

                                                                         1500/$14.79             91,815

Fernando DiBenedetto...........             10             760            700/$19.88             39,284

                                                                          300/$19.07             17,079

Noah E. Rockowitz..............             --              --            400/$19.88             22,448

                                                                          400/$19.07             22,772

                                                                         1000/$14.79             61,210

Barry I. Regenstein............             --              --            400/$19.88             22,448

                                                                          200/$19.07             11,386

                                                                         2000/$14.79            122,420

---------------
(1) Includes 98,382 Shares as to which Mr. Segal disclaims beneficial ownership.

  The Special Committee

     See "Item 5. Persons Retained, Employed or to be Compensated. -- The Special Committee" for a description of the fees payable by the Company to the members of the Special Committee for their service on the Special Committee.

  Indemnification

     The GlobeGround Merger Agreement provides that from and after the consummation of the Merger, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and directors of the Company, to the full extent permitted under the DGCL or the Company's certificate of incorporation, by-laws or indemnification agreements in effect upon execution of the GlobeGround Merger Agreement (including provisions relating to advancement of expenses incurred in defense of any action or suit), against all losses, claims, damages, liabilities, costs and expenses (including, attorneys' fees and expenses) and amounts paid in settlement with the written approval of the Surviving Corporation (which approval will not unreasonably be withheld) in connection with any Claim to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the GlobeGround Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     THE BOARD OF DIRECTORS, BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE GLOBEGROUND MERGER AGREEMENT, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     A letter to the Company's stockholders communicating the Special Committee's and the Board's recommendations and a press release announcing the execution of the GlobeGround Merger Agreement are filed herewith as Exhibits 30 and 31, respectively, and are incorporated herein by reference in their entirety.

     (b) BACKGROUND; REASONS FOR THE BOARD'S AND SPECIAL COMMITTEE'S RECOMMENDATION.

     Background

     During the period from 1990 to 1992, the Company conducted periodic discussions with GlobeGround (which was then known as Lufthansa Airport and Ground Services GmbH), a wholly-owned subsidiary of Lufthansa, concerning certain joint business operations related to the Company's Aviation Services Business. In May 1995, the Company and GlobeGround commenced preliminary discussions with regard to a possible transaction involving the Aviation Services Business.

     On February 27, 1996, the Company and GlobeGround entered into the Purchase Agreement, which provided for, among other things, (i) the transfer by the Company to Hudson LLC of substantially all the assets of the Company's Aviation Services Business and the assumption by Hudson LLC of certain obligations of the Aviation Services Business and the Company, in exchange for a 74% interest in Hudson LLC, (ii) the sale by Hudson LLC of a 26% interest in Hudson LLC to GlobeGround and (iii) the grant to GlobeGround of the LAGS Option. GlobeGround subsequently assigned its rights under the Purchase Agreement to LAGS (USA).

     On May 23, 1996, the Company's stockholders, voting at a Special Meeting of Stockholders, approved the transactions contemplated by the Purchase Agreement. Effective June 1, 1996, the transactions contemplated by the Purchase Agreement (other than the exercise of the LAGS Option) were consummated, and LAGS (USA) acquired a 26% interest in Hudson LLC for a purchase price of $23,686,000 in cash, of which $15,848,000 was paid at the closing, and deferred payments of $2,650,000 and $5,188,000 plus interest thereon were made, respectively, in September 1996 and December 1996. At the closing, the Company and LAGS (USA) entered into the LLC Agreement which governs the relationship of the Company and LAGS (USA) as the owners of Hudson LLC.

     On May 15, 1998, Jay B. Langner, Chairman of the Board and Chief Executive Officer of the Company, informed the Board that he and Richard D. Segal, Vice Chairman of the Board, had an interest in exploring the feasibility of organizing a management buyout of the Company.

     On June 22, 1998, the Board, following consultation with the Company's legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), determined that, in view of possible conflicts of interest, it was advisable to form a Special Committee of the Board consisting of three directors, Milton H. Dresner, Edward J. Rosenthal and Hans H. Sammer, none of whom are employed by or affiliated with the Company (except in their capacities as directors) and none of whom would participate as members of any management buyout group. The Special Committee was authorized by the Board to receive, study, negotiate and make recommendations to the Board in connection with any proposed acquisition of the Company by the members of management or any other prospective acquiror. The Special Committee also was authorized by the Board to retain, at the Company's expense, legal and financial advisors of the Special Committee's choosing.

     On June 22, 1998, the newly-formed Special Committee held an organizational meeting and considered, among other things, the retention of legal and financial advisors. At a meeting of the Special Committee held on June 24, 1998, the Special Committee determined to engage Skadden Arps, the Company's legal counsel, as its legal advisor and Allen & Company, the Company's financial advisor, as its financial advisor. The Special Committee made such determination based on Allen & Company's and Skadden Arps' respective experience, expertise and long-standing familiarity with the Company and its businesses. Stanley S. Shuman, a Managing Director of Allen & Company, also serves as a director of the Company.

     Between June 30, 1998 and July 6, 1998, the Company entered into separate Confidentiality Agreements with each of Jay B. Langner, Richard D. Segal, Michael Rubin, Paul R. Pollack, Noah E. Rockowitz and Barry I. Regenstein, who were the individuals the Special Committee believed would likely be in contact with potential financing sources and other third parties regarding a potential management buyout.

     On July 24, 1998, the Board authorized that each of the members of the Special Committee receive $7,500 for service on the Special Committee.

     In late September 1998, counsel to members of management advised counsel to the Special Committee that members of management were valuing the Shares somewhere in the range of the "low 50's" in determining the feasibility of making a buyout proposal.

     On September 28, 1998, the Special Committee was informed by its legal and financial advisors that members of management were considering a possible buyout proposal which would value the Company's Shares in a price range of the "low 50's." The Special Committee requested Allen & Company to complete its preliminary financial analysis of the Company so that the Special Committee could determine whether it should engage in any discussions with members of management concerning a buyout proposal in such a price range. At such meeting, the Special Committee discussed the fact that LAGS (USA) had informed the Company that it would be exercising the LAGS Option to increase its equity interest in Hudson LLC from 26% to 49% and that the exercise price would be approximately $29.6 million.

     At its meeting on September 28, 1998, the Special Committee also considered letters received by the Company from Ranger Aerospace Corporation ("Ranger") and from another entity inquiring as to whether the Company had an interest in entering into discussions concerning a possible business combination. The Special Committee, after discussing such letters with its legal and financial advisors, determined that the Company should not initiate contact at that time with Ranger or the other entity. Among the factors considered by the Special Committee in making such determination were (i) the possibility that the members of management might decide to abandon their consideration of an acquisition proposal; (ii) the fact that neither Ranger nor the other entity had made any specific proposal but had merely expressed a general interest in meeting with the Company's management; (iii) that neither Ranger nor the other entity had initiated any further contact with the Company following the Company's receipt of their letters; (iv) that the Special Committee could determine at any time prior to entering into an acquisition agreement with members of management (which agreement the Special Committee recognized might preclude such determination) to initiate contact with either or both Ranger or the other entity; (v) that the form of transaction contemplated by members of management was a one-step cash merger which would afford third parties, including Ranger and the other entity which had sent a letter, a sufficient opportunity to make a competing offer for the Company should they wish to do so; (vi) that any competing offer which might be made by a third party would exceed a "floor" price established in any transaction with members of management; and (vii) that the Special Committee expected that any agreement the Company might enter into with members of management would not preclude or serve as an unreasonable impediment to any third party which might be interested in making a competing acquisition proposal although the Special Committee recognized that certain amounts, such as expense reimbursement, might be required to be paid to the members of management if a competing acquisition proposal was received by the Special Committee following the execution of a merger agreement with members of management. The Special Committee did not seek contacts from other potential third party bidders for the reasons set forth above in clauses (i), (v), (vi) and (vii).

     On October 1, 1998, LAGS (USA) notified the Company of its intention to exercise the LAGS Option to increase its interest in Hudson LLC from 26% to 49%.

     On October 7, 1998, the Special Committee met, together with its legal and financial advisors. Allen & Company presented a preliminary financial analysis of the Company, and informed the Special Committee that based on such preliminary analysis, and subject to the review and consideration of any additional information that might be furnished by members of management or their financial advisors or otherwise considered by Allen & Company to be relevant to its analysis, a purchase price per Share in the range of the "low 50's" would not fairly value the Company. The Special Committee concluded that it would not engage in any discussions with members of management concerning a possible acquisition of the Company at a price range in the "low 50's."

     In October 1998, the Company's management, as part of Hudson LLC's normal annual budgeting and planning process, completed the preparation of updated projections, which they furnished to Allen & Company. The updated projections showed, among other things, lower results for the Aviation Services Business than the original projections previously prepared by the Company's management and which had previously been furnished to Allen & Company. Allen & Company reviewed the updated projections and discussed them with members of the Company's management.

     On November 2, 1998, the closing of the LAGS Option took place, and LAGS
(USA) increased from 26% to 49% its ownership interest in Hudson LLC. The Company's ownership interest in Hudson LLC was correspondingly decreased from 74% to 51%. The LAGS Option exercise price of $29,627,000 (plus $1,123,000 of interest) was paid by LAGS (USA) to Hudson LLC. For additional information concerning the interests of the Company and LAGS (USA) in Hudson LLC following the exercise of the LAGS Option, see "Item 3. Identity and Background. -- Certain Relationships with GlobeGround and its Affiliates."

     On November 9, 1998, management's counsel informed the Special Committee's counsel that management shortly would be in a position to present an acquisition proposal valuing the Company in excess of $56 per Share.

     On the evening of November 16, 1998, counsel to members of management furnished a draft merger agreement to the Special Committee's advisors for discussion purposes and in order to accelerate the process in the event that a buyout proposal was made by members of management and accepted by the Special Committee. The draft merger agreement contemplated a one-step cash merger and did not identify the price that management would be willing to offer in the merger. Commencing on November 17, 1998, counsel to the Special Committee and counsel to members of management negotiated the terms of the merger agreement (other than price) and continued such negotiations through November 22, 1998. During such negotiations, the Special Committee's legal and financial advisors informed the members of management and their counsel that the Special Committee would not agree to any termination fees payable to management. During this period, the respective counsel discussed the circumstances under which members of management would be entitled to expense reimbursement upon termination of the merger agreement, and the dollar limitations placed upon such expense reimbursement.

     Starting in the late afternoon of November 20, 1998, the Special Committee met, with its legal and financial advisors present, and reviewed the status of the negotiations of the merger agreement. Allen & Company presented a detailed financial analysis of the Company. Based upon Allen & Company's financial presentation, the indication by management that it was prepared to present a buyout proposal which valued the Company in excess of $56 per Share, and the fact that management had withdrawn its request for termination fees, the Special Committee determined that it would receive an acquisition proposal from management.

     On the evening of November 20, 1998, Mr. Langner informed the Special Committee that he and Mr. Segal, and the other members of management who would become members of the buyout group (which persons are referred to herein as the "Buyout Group") were offering to purchase all outstanding Shares of the Company (other than those Shares owned by members of the Buyout Group) at a price of $57 per Share in cash.

     On November 22, 1998, after further negotiations, the Buyout Group proposed an increase in its offer to $57.25 per Share in cash if the Company would agree to an expense reimbursement cap of $1,750,000 in the event the Board changes its recommendation or approves an alternative transaction, and a cap of $875,000 if stockholders do not approve the merger agreement (the "River Merger Agreement") between the Company and River Acquisition Corp. ("River Acquisition"), a new entity formed by Messrs. Langner and Segal for purposes of accomplishing the acquisition of the Company by the Buyout Group. The Special Committee, after further consideration, accepted the Buyout Group's proposal. On November 22, 1998, the Special Committee approved the Buyout Group's $57.25 per Share cash offer price and the terms and provisions of the proposed River Merger Agreement and determined to recommend that the Board of Directors approve the River Merger Agreement and the transactions contemplated thereby.

     On November 22, 1998, the full Board unanimously approved the proposed merger with the Buyout Group. Following the Board meeting, the Company entered into the River Merger Agreement.

     On November 23, 1998, the Company issued a press release announcing that the Company had entered into the River Merger Agreement.

     Subsequent to the Company's public announcement on November 23, 1998 that it had entered into the River Merger Agreement, the Special Committee's financial advisor was contacted by or on behalf of several other entities. Each of such entities indicated a possible interest in making an acquisition proposal for the Company and two of such entities also expressed an interest in assisting the Buyout Group in connection with the pending merger pursuant to the River Merger Agreement. One of the entities expressing a possible interest in making an acquisition proposal was Ranger. Ranger did not express interest in assisting the Buyout Group in connection with the pending merger.

     The Special Committee is aware that starting in late November 1998 and continuing until late December 1998, the Buyout Group and its financial advisors from time to time engaged in discussions with representatives of GlobeGround to discuss the possibility of GlobeGround's participating with the Buyout Group in its pending acquisition of the Company in order to increase the price that the Buyout Group would be in a position to pay for the Shares. The Special Committee understands that GlobeGround informed the Buyout Group that it might consider making an acquisition proposal for the Company on its own.

     On December 9, 1998, Ranger delivered a letter (the "Ranger December 9 Letter") to the Special Committee. In the Ranger December 9 Letter, Ranger stated it was submitting an "indication of willingness to acquire all outstanding stock" of the Company at a price in excess of $57.25 per Share in cash, but did not indicate a specific price. In the Ranger December 9 Letter, Ranger also requested that the Company furnish it with confidential information subject to an appropriate confidentiality agreement, and stated that its acquisition proposal would not be subject to a financing contingency.

     On December 11, 1998, the Special Committee, with the assistance of its legal and financial advisors, reviewed the Ranger December 9 Letter and determined, in accordance with applicable provisions of the River Merger Agreement, to furnish information to Ranger and engage in discussions related thereto pursuant to an appropriate confidentiality agreement. Also, on December 11, 1998, the Company issued a press release concerning the Ranger December 9 Letter and the determination made by the Special Committee to furnish information to Ranger.

     On December 24, 1998, the Company entered into a Confidentiality Agreement with Ranger and, on December 28, 1998, commenced furnishing Ranger with due diligence materials. Ranger's due diligence review continued throughout the month of January 1999. Such due diligence review included meetings with the Company's senior management and outside accountants, as well as a review of various financial and legal documents furnished to Ranger and made available to Ranger in data rooms established by the Special Committee.

     On January 21, 1999, GlobeGround's counsel telephoned the Special Committee's counsel and stated that if Ranger made a proposal to acquire the Company, GlobeGround would consider submitting a higher acquisition proposal. GlobeGround's counsel also advised the Special Committee's counsel that any acquisition proposal made by GlobeGround would be subject to the approval of the Lufthansa Supervisory Board, which was scheduled to meet on March 10, 1999.

     On February 1, 1999, the Special Committee received a letter from Ranger in which Ranger offered to acquire all of the Company's outstanding Shares at a price of $62.00 per Share in cash, subject to Ranger's satisfactory completion of a confirmatory due diligence review (the "Ranger $62.00 Proposal").

     On February 2, 1999, the Company issued a press release concerning the Ranger $62.00 Proposal, and stated that such proposal would be reviewed shortly by the Special Committee.

     Also, on February 2, 1999, the Special Committee's counsel was informed by GlobeGround's counsel that, in light of the fact that the Company had received an acquisition proposal from Ranger, GlobeGround intended to consider making a proposal to acquire all of the Company's outstanding Shares at a price in excess of $62.00 per Share in cash. GlobeGround's counsel reiterated that any such proposal would be subject to the approval of the Lufthansa Supervisory Board.

     On February 3, 1999, GlobeGround's counsel informed the Special Committee's counsel that certain "standstill" provisions contained in the Purchase Agreement could have the effect of preventing GlobeGround from making an acquisition proposal for the Company. Later that day, counsel to the Special Committee contacted counsel to the Buyout Group and requested that River Acquisition waive in writing certain "no solicitation" provisions contained in the River Merger Agreement so that the Special Committee and the Board, should they choose to do so, could take appropriate action to permit GlobeGround to submit an acquisition proposal. On February 5, 1999, River Acquisition furnished the Special Committee with such written waiver.

     On February 5, 1999, the Special Committee met, together with its legal and financial advisors, to review the Ranger $62.00 Proposal and determined, in accordance with applicable provisions of the River Merger Agreement, to engage in discussions and negotiations with Ranger concerning the Ranger $62.00 Proposal. Also, on February 5, 1999, the Company issued a press release regarding the Special Committee's determination concerning the Ranger $62.00 Proposal.

     At its meeting on February 5, 1999, the Special Committee designated Mr. Sammer as its Chairman and, on the same date, the Board authorized that each of the members of the Special Committee receive an additional $5,000 for service on the Special Committee and that Mr. Sammer receive an additional sum of $2,500 for serving as Chairman of the Special Committee.

     On February 5, 1999, the Board determined to waive, until June 30, 1999, the "standstill" provisions set forth in the Purchase Agreement in order to permit GlobeGround to make an acquisition proposal for the Company, should it choose to do so. The same day, counsel to the Special Committee furnished such written waiver to counsel to GlobeGround.

     On February 8, 1999, the financial advisor to Ogden Corporation ("Ogden") informed the Special Committee's financial advisor that Ogden had a possible interest in making an acquisition proposal for the Company.

     Also, on February 8, 1999, GlobeGround informed Mr. Langner that it intended to submit an acquisition proposal to the Company the next day if it received approval from the Lufthansa Executive Board. The Special Committee has been informed by GlobeGround that the acquisition proposal was approved by the Lufthansa Executive Board on February 9, 1999.

     On February 9, 1999, the Special Committee received a letter from GlobeGround, in which GlobeGround offered to acquire all of the Company's outstanding Shares at a price of $67.00 per Share (the "GlobeGround $67.00 Proposal"), in a cash merger transaction. GlobeGround stated in its letter that the GlobeGround $67.00 Proposal would remain open until 5:00 p.m., New York City time, on February 16, 1999, and that the offer would be deemed accepted when it was approved by the Company's Board and a definitive agreement was executed. GlobeGround's letter also stated that the obligations of GlobeGround under its proposed merger agreement would be subject to approval by the Lufthansa Supervisory Board not later than March 15, 1999. Counsel to GlobeGround informed counsel to the Special Committee that the GlobeGround $67.00 Proposal had been approved by Lufthansa's Executive Board, and the Lufthansa Supervisory Board was scheduled to meet on March 10, 1999.

     Also, on February 9, 1999, the Special Committee received a letter from Ogden, in which Ogden offered to acquire all of the Company's outstanding Shares at a price of $65.00 per Share either in cash or in common shares of Ogden (the "Ogden $65.00 Proposal"). Ogden's letter stated that the Ogden $65.00 Proposal was subject to a customary due diligence review regarding the Company and its business prospects and approval of Ogden's Board of Directors.

     In addition, on February 9, 1999, River Acquisition offered to amend the River Merger Agreement to increase from $57.25 to $61.00 the per Share cash merger price to be paid by River Acquisition to the Company's stockholders.

     In the late afternoon on February 9, 1999, the Special Committee met, together with its legal and financial advisors, to review the GlobeGround $67.00 Proposal and the Ogden $65.00 Proposal, and to consider River Acquisition's proposal to amend the River Merger Agreement to increase to $61.00 per Share the cash merger price to be paid to the Company's stockholders. The Special Committee determined, in accordance with applicable provisions of the River Merger Agreement, to engage in discussions and negotiations with GlobeGround concerning the GlobeGround $67.00 Proposal and with Ogden concerning the Ogden $65.00 Proposal. The Special Committee also determined to accept River Acquisition's proposal to increase the price under the River Merger Agreement, and an amendment to the River Merger Agreement was entered into on February 9, 1999. In addition, it was the Special Committee's position that, in view of the fact that the Ranger $62.00 Proposal was now the third highest proposal, the Special Committee's advisors should devote their efforts to pursuing discussions and negotiations with the highest bidders and suspend due diligence meetings with Ranger which had been scheduled for the next few days.

     In the early evening of February 9, 1999, counsel to the Special Committee telephoned counsel to Ranger and informed Ranger's counsel that the Company that day had received GlobeGround's $67.00 Proposal and Ogden's $65.00 Proposal, and had amended the River Merger Agreement to provide for an increased price of $61.00 per Share in cash. The Special Committee's counsel further informed Ranger's counsel that due diligence meetings scheduled to be held during the succeeding days would be suspended for the time being in view of the fact that the Special Committee had received two proposals which were higher than the Ranger $62.00 Proposal. Ranger's counsel stated that Ranger would consider increasing the price of its acquisition proposal.

     Later in the evening of February 9, 1999, Ranger's counsel telephoned the Special Committee's counsel, and stated that Ranger was seeking to convene a meeting of its Board of Directors that night to consider increasing its proposed purchase price. Ranger's counsel inquired as to whether it would be "too late" if Ranger submitted an increased proposal by the close of business on February 10, 1999, and asked for an assurance that the Special Committee would not enter into an agreement on February 10, 1999 to sell the Company. The Special Committee's counsel responded that an acquisition proposal received from Ranger on February 10, 1999 would not be "too late" and that the Company would not enter into an agreement to be sold on February 10, 1999. Shortly after midnight on the same night, Ranger's counsel left a message for the Special Committee's counsel stating that Ranger's Board of Directors had met that night and was considering increasing its proposal, and that a new proposal might be submitted on February 10, 1999.

     On the morning of February 10, 1999, the Company issued a press release regarding the GlobeGround $67.00 Proposal, the Ogden $65.00 Proposal and the amendment to the River Merger Agreement.

     Also, on the morning of February 10, 1999, the Special Committee's counsel received from Ranger's counsel a draft of a proposed merger agreement, which contemplated a cash merger. Despite Ranger's earlier assurances, as set forth in the Ranger December 9 Letter and subsequently confirmed at a due diligence meeting, that a merger with Ranger would not be subject to a financing contingency, the draft merger agreement furnished by Ranger's counsel provided that the merger would, in fact, be subject to the receipt of financing. The draft merger agreement furnished by Ranger's counsel also provided for termination fees of $3.5 million (and, in certain circumstances, an additional $2.0 million) and certain expense reimbursement provisions. In addition, Ranger's counsel stated in a letter dated February 9, 1999 that they intended to furnish separately a "lock-up" Option Agreement which would give Ranger the right, under certain circumstances, to purchase up to 19.9% of the Company's outstanding Shares.

     During the day on February 10, 1999, counsel to the Special Committee commenced discussions and negotiations with GlobeGround's counsel concerning the draft merger agreement furnished by GlobeGround to the Special Committee on February 9, 1999.

     Early in the afternoon on February 11, 1999, the Special Committee met, together with its legal and financial advisors, to review the status of the various acquisition proposals.

     Also, on the afternoon of February 11, 1999, GlobeGround's counsel informed the Special Committee's counsel that GlobeGround was revising the structure of the GlobeGround $67.00 Proposal to provide for a tender offer at a price of $67.00 per Share to be followed by a second-step cash merger at the same price. During the course of the day, the Special Committee's counsel continued to engage in discussions and negotiations with GlobeGround's counsel regarding GlobeGround's proposed merger agreement.

     Late in the afternoon of February 11, 1999, the Company entered into a Confidentiality Agreement with Ogden and, that evening, the Special Committee's financial advisors furnished certain due diligence materials to Ogden's counsel.

     On the morning of February 12, 1999, the Special Committee received a letter from Ranger in which Ranger offered to acquire all of the Company's outstanding Shares at a price of $72.00 per Share in cash, on the terms and subject to the conditions set forth in a proposed merger agreement which was furnished by

Ranger's counsel to the Special Committee's legal and financial advisors the same morning, and subject to the satisfaction of Ranger's outstanding due diligence requests (the "Ranger $72.00 Proposal"). Ranger's draft merger agreement furnished on February 12, 1999 was substantially the same as the draft merger agreement which the Special Committee's counsel received from Ranger's counsel on the morning of February 10, 1999, and continued to provide that the merger under the Ranger $72.00 Proposal would be subject to a financing contingency.

     Shortly after the receipt of Ranger's draft merger agreement on the morning of February 12, 1999, the Special Committee's counsel telephoned Ranger's counsel and inquired whether the financing contingency could be eliminated and whether Ranger was still seeking a "lock-up" option which would give Ranger the right, under certain circumstances, to purchase up to 19.9% of the Company's outstanding Shares. Ranger's counsel responded that Ranger would not eliminate the financing contingency and stated that Ranger was continuing to seek an option to acquire 19.9% of the Company's outstanding Shares, but also stated that the terms of Ranger's proposal were negotiable.

     Also, on February 12, 1999, the Company issued a press release concerning its receipt of the Ranger $72.00 Proposal. Shortly before the press release was issued, the Special Committee's counsel, who had been involved in ongoing negotiations with GlobeGround's counsel during the past few days concerning GlobeGround's proposed merger agreement, telephoned GlobeGround's counsel and informed such counsel of the contents of the press release which was being issued by the Company.

     In the early afternoon on February 12, 1999, GlobeGround's counsel telephoned the Special Committee's counsel and informed such counsel that GlobeGround was considering making an acquisition proposal in excess of $72.00 per Share and discussed the general framework of such a proposal, but did not indicate any particular price.

     Later in the afternoon on February 12, 1999, the Special Committee received a letter from GlobeGround, in which GlobeGround presented two alternative acquisition proposals. The first proposal contemplated a cash tender offer at a price of $73.00 per Share to be followed by a second-step cash merger at the same price, and provided for termination fees of $3.8 million plus certain previously negotiated expense reimbursement provisions (the "GlobeGround $73.00 Proposal"). The second proposal contemplated a cash tender offer at a price of $76.00 per Share to be followed by a second-step cash merger at the same price, and provided for termination fees of $3.9 million plus certain previously negotiated expense reimbursement provisions (the "GlobeGround $76.00 Proposal"). The GlobeGround $76.00 Proposal also contemplated that the Company would grant an option to GlobeGround to increase its interest in Hudson LLC from 49% to 54% for an exercise price of $9.16 million and gain a majority voting interest in, and operating control of, Hudson LLC (the "LLC Option"). GlobeGround's letter stated that the GlobeGround $73.00 Proposal and the GlobeGround $76.00 Proposal would remain open until 5:00 p.m., New York City time, on February 16, 1999, and that the offer would be deemed accepted when it was approved by the Company's Board and a definitive agreement was executed.

     During the late afternoon and early evening of February 12, 1999, the Chairman of the Special Committee and the Special Committee's legal and financial advisors reviewed and considered the GlobeGround $73.00 Proposal and the GlobeGround $76.00 Proposal including the LLC Option. They concluded that the LLC Option could preclude further acquisition proposals from other parties, including Ranger and Ogden, because the LLC Option, if exercised, would give GlobeGround a majority interest in, and operating control of, the Company's main operating business. Accordingly, they determined to recommend that the Special Committee not accept the GlobeGround $76.00 Proposal as long as it included the LLC Option. They also determined to recommend that the Special Committee not agree to any termination fees under the GlobeGround $73.00 Proposal but that it would be appropriate to negotiate termination fees in connection with the GlobeGround $76.00 Proposal. The Special Committee's counsel telephoned GlobeGround's counsel on the evening of February 12, 1999, and informed GlobeGround's counsel of the recommendations that would be made to the Special Committee.

     On the morning of February 13, 1999, counsel to GlobeGround informed counsel to the Special Committee that GlobeGround had withdrawn its request for the LLC Option. GlobeGround's counsel then proposed a cash tender offer and second-step cash merger at a price of $75.00 per Share, with termination fees of $3.9 million plus certain previously negotiated expense reimbursement provisions (the "GlobeGround $75.00 Proposal"). In addition, GlobeGround's counsel stated that as part of the GlobeGround $75.00 Proposal, GlobeGround would require the Company to agree that in the event of any superior third party offers for the Company, GlobeGround would have an opportunity to match or exceed such competing bids before the Company could terminate its merger agreement with GlobeGround (the "Matching Right").

     During the course of the morning and early afternoon on February 13, 1999, GlobeGround's counsel and the Special Committee's counsel negotiated the terms of the GlobeGround $75.00 Proposal. The Special Committee's counsel, after consultation with the Chairman of the Special Committee and the Special Committee's financial advisors, requested a reduction in the amount of the termination fees and the elimination of the Matching Right, and requested that there be a fee, in an amount to be negotiated, payable from GlobeGround to the Company in the event that the Lufthansa Supervisory Board did not approve GlobeGround's acquisition of the Company (the "Reverse Break-Up Fee"). GlobeGround's counsel advised the Special Committee's counsel that GlobeGround would not eliminate the Matching Right and did not have authority to agree to a Reverse Break-Up Fee. After further negotiation, GlobeGround agreed to a reduction in termination fees, with the specific amount of the termination fee depending on whether termination occurred before or after approval of the transaction by the Lufthansa Supervisory Board.

     GlobeGround's counsel also proposed that, as an alternative, GlobeGround was continuing to offer the GlobeGround $73.00 Proposal, without termination fees and without the Matching Right.

     In the mid-afternoon on February 13, 1999, the Special Committee met, together with its legal and financial advisors, and reviewed the status of all proposals, including the proposals made that day by GlobeGround. The Special Committee also discussed the possibility of establishing a formal auction process, in which all interested bidders could submit final offers after first having had the opportunity to satisfy conditions such as receipt of financing, due diligence and necessary board approvals. The Special Committee concluded that it was desirable and in the interests of the Company's stockholders to move the process towards conclusion, and determined not to prolong the process through the use of a formal auction. The Special Committee, after considering its alternatives, requested its counsel to propose to GlobeGround's counsel that GlobeGround increase the GlobeGround $75.00 Proposal to $76.00 per Share, in return for which the Special Committee would eliminate its request for a Reverse Break-Up Fee. Such proposal was accepted by GlobeGround.

     The Special Committee requested that its counsel contact Ranger and Ogden, and afford each of them an opportunity to increase their respective offers. The Special Committee, after consultation with its financial advisor, determined that its best strategy was not to disclose to Ranger and Ogden the amount of GlobeGround's $76.00 per Share proposal but that, instead, Ranger and Ogden should be informed that a higher bid had been received by the Special Committee and that if either of them desired to submit their highest and best offers they should do so promptly. In addition, the Special Committee instructed its legal counsel to inform Ranger and Ogden, among other things, that the Special Committee had a strong preference for a cash tender offer transaction which was not subject to a due diligence condition or a financing contingency and could be entered into promptly.

     The Special Committee then reviewed with its advisors, among other things,
(i) the fiduciary duties of the members of the Special Committee, (ii) Allen & Company's financial analysis and valuation of the Company, (iii) the terms of the proposed GlobeGround Merger Agreement, including the Matching Right, the termination fees and the expense reimbursement provisions, (iv) the tender offer structure of the proposed transaction with GlobeGround and the anticipated timing of the commencement and completion of the tender offer and (v) the benefits of the proposed transaction to the Company's stockholders and the reasons for approving the proposed transaction. The valuation methodologies reviewed by Allen & Company with the

Special Committee included a discounted cash flow analysis, a multiple-based valuation analysis, a related company trading analysis, an analysis of selected related merger and acquisition transactions and an acquisition premium analysis of selected acquisitions.

     On February 13, 1999, following the meeting of the Special Committee, there was a meeting of the full Board with all directors present. The Special Committee's legal and financial advisors reviewed with the Board the status of the various acquisition proposals which had been received by the Special Committee, and the status of negotiations with GlobeGround. The Board was informed that the Special Committee was in the process of negotiating the terms of a definitive merger agreement with GlobeGround, and that the Special Committee had scheduled another meeting for 9:00 a.m. on February 15, 1999. The Board also was informed that Ranger and Ogden would be given an opportunity to increase their respective offers.

     At the Board meeting on February 13, 1999, the directors were advised by Skadden Arps as to their fiduciary duties, and Allen & Company summarized its financial analysis of the Company. The Board reviewed the terms of the proposed GlobeGround Merger Agreement. The Board also reviewed the reasons discussed by the Special Committee in considering a recommendation to the full Board of approval of the Offer, the Merger and the GlobeGround Merger Agreement.

     Following the Board meeting on February 13, 1999, Messrs. Langner and Segal, on behalf of River Acquisition, informed the Special Committee's counsel that River Acquisition would not compete with GlobeGround's $76 per Share proposal. The Special Committee's counsel then separately telephoned counsel to Ranger and counsel to Ogden. The Special Committee's counsel informed each such counsel that (i) the Special Committee had received a proposal in excess of $72.00 per Share, (ii) the situation was highly fluid and rapidly moving, (iii) the Special Committee was negotiating a transaction with the high bidder and the transaction would involve termination fees, (iv) it should be assumed that the Special Committee would not negotiate termination fees if the offer was only slightly above $72.00 per Share, (v) their respective clients should present their highest and best offers as early as possible on February 14, 1999, (vi) if their respective clients submitted the highest bid, they should be prepared to move towards execution of a merger agreement on an accelerated basis, (vii) the Special Committee expected all offers to provide for a cash tender offer to be followed by a second-step cash merger, (viii) the Special Committee was not prepared to accept proposals which included due diligence conditions, financing conditions or stock option "lock-ups," but would negotiate reasonable termination fees and (ix) the Special Committee would require that a financially responsible entity be obligated on a merger agreement.

     In the early morning on February 14, 1999, Ogden's counsel informed the Special Committee's counsel in a telephone call that Ogden would not be in a position to respond that day to the Special Committee, but hoped to be in a position to do so by mid-day on February 15, 1999.

     In the early afternoon on February 14, 1999, Ranger's counsel informed the Special Committee's counsel in a telephone call that (i) Ranger objected to not being informed as to the dollar amount of the highest offer made to the Special Committee, (ii) Ranger believed that the bidding process was unfair to it, (iii) Ranger was prepared to increase its offer but had been unable to locate a quorum of its directors and convene a board meeting because it was a holiday weekend,
(iv) Ranger had been unable to reach its financing sources, (v) Ranger was prepared to structure its acquisition proposal as a cash tender offer to be followed by a second-step cash merger, (vi) Ranger was prepared to make certain of the modifications in its proposal requested by the Special Committee and
(vii) Ranger urged that the Special Committee not take any actions that would preclude further offers and not give transactional protections to other bidders.

     In the late afternoon on February 14, 1999, Ranger faxed a letter to the Special Committee which, in substance, reiterated Ranger's objections to the Special Committee's procedures. In such letter, Ranger stated: "We believe that, after we have had an opportunity to convene a meeting of our entire Board, to consult with our financing sources and outside advisors, and to review the specific due diligence materials requested in January, we could satisfactorily address a number of the requests regarding the terms of our offer suggested by [the Company's] legal counsel on Saturday evening and increase our bid."

     On the morning of February 15, 1999, the Special Committee met, together with its legal and financial advisors, and reviewed the final terms of the proposed transaction with GlobeGround and received a report from its legal counsel concerning the recent contacts with Ranger's and Ogden's counsel. The Special Committee again reviewed with its advisors the fiduciary duties of the members of the Special Committee and Allen & Company's financial analysis and valuation of the Company. Allen & Company rendered its written opinion that, as of such date, the amount of $76.00 per Share in cash to be received by the Company's stockholders in connection with the Offer and the Merger is fair to such stockholders from a financial point of view. The Special Committee then discussed its reasons for approving and recommending the Offer, the Merger and the GlobeGround Merger Agreement, and determined that the Offer, the Merger and the GlobeGround Merger Agreement are fair to and in the best interests of the Company's stockholders and recommended that (i) the Board approve and adopt the GlobeGround Merger Agreement and the transactions contemplated thereby and (ii) the Board recommend that the Company's stockholders accept the Offer and tender their Shares, and approve the GlobeGround Merger Agreement and the transactions contemplated thereby.

     On February 15, 1999, immediately following the meeting of the Special Committee, there was a meeting of the full Board. The directors again were advised by Skadden Arps as to their fiduciary duties, and Allen & Company summarized its financial analysis of the Company and advised the Board of the written opinion it had rendered to the Special Committee. The Board reviewed the final terms of the GlobeGround Merger Agreement, and reasons that the Special Committee was recommending to the full Board approval of the GlobeGround Merger Agreement. The full Board thereupon unanimously concluded that the terms and provisions of the Offer, the Merger and the GlobeGround Merger Agreement are fair to and in the best interests of the Company and its stockholders, approved the Offer, the Merger and the GlobeGround Merger Agreement, and recommended that the Company's stockholders accept the Offer and tender their Shares. Following the Board meeting, River Acquisition waived in writing, until March 17, 1999, its right to terminate the River Merger Agreement by reason of the Company entering into the GlobeGround Merger Agreement. The GlobeGround Merger Agreement was then executed by the Company and Purchaser, and GlobeGround executed a Guaranty pursuant to which it guaranteed Purchaser's obligations under the GlobeGround Merger Agreement.

     On February 15, 1999, the Company issued a press release announcing that the Company had entered into the GlobeGround Merger Agreement.

     On February 16, 1999, Ogden's counsel informed the Special Committee's counsel in a telephone call that Ogden would not submit any further offers and would return to the Special Committee all previously furnished due diligence materials.

     Reasons for the Transaction; Factors Considered by the Special Committee and the Board

     On February 15, 1999, the Special Committee determined that the Offer, the Merger and the terms and provisions of the GlobeGround Merger Agreement were fair to, and in the best interest of, the Company and its stockholders, and unanimously recommended to the full Board that it approve the GlobeGround Merger Agreement and the transactions contemplated thereby.

     At a special meeting of the Board held immediately following the Special Committee's determination, at which all directors of the Company were present, the Board considered the recommendation of the Special Committee. The Board unanimously concluded that the Offer, the Merger and the terms and provisions of the GlobeGround Merger Agreement are fair to, and in the best interests of, the Company and its stockholders, approved the GlobeGround Merger Agreement, and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     In approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the GlobeGround Merger Agreement, and recommending that the Company's stockholders accept the Offer and tender their Shares, the Special Committee and the Board of Directors considered a variety of factors, including the following:

     - Highest Proposal. The Special Committee and Board of Directors considered the fact that the $76.00 per Share price offered by Purchaser was higher than the two other proposals received by the Special Committee, $65.00 per Share either in cash or common stock from Ogden and $72.00 per Share in cash from Ranger, and was higher than the $61.00 per Share price provided for in the Company's cash merger agreement with River Acquisition.

     - Allen & Company Opinion. The Special Committee and Board of Directors considered the financial presentation of Allen & Company delivered at the February 13, 1999 meetings of the Special Committee and Board of Directors, and Allen & Company's written opinion delivered at the February 15, 1999 meeting of the Special Committee to the effect that, as of the date of its opinion and based upon and subject to the matters stated in its opinion, the $76.00 per Share to be received by the Company's stockholders pursuant to the Offer and the GlobeGround Merger Agreement was fair from a financial point of view. THE FULL TEXT OF ALLEN & COMPANY'S WRITTEN OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY ALLEN & COMPANY, IS FILED AS EXHIBIT 32 TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE IN ITS ENTIRETY. THE OPINION OF ALLEN & COMPANY IS ATTACHED HERETO AND STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF ALLEN & COMPANY CAREFULLY.

     - Transaction Structure. The Special Committee and Board of Directors also evaluated the benefits of the transaction being structured as a two-step tender offer and merger, and concluded that the Offer provided the Company's stockholders with an opportunity to receive $76.00 per Share on an accelerated basis, while still providing a sufficient period of time for Ranger, Ogden or any other interested third party to prepare and present a superior acquisition proposal for the Company.

     - Buyout Group Agreement Remains in Effect. The Special Committee and Board of Directors considered the fact that the River Merger Agreement will remain in effect even though the Company is entering into the GlobeGround Merger Agreement. Accordingly, if the GlobeGround Merger Agreement were terminated because the Lufthansa Supervisory Board did not approve the GlobeGround Merger Agreement, the Company would still have in place the River Merger Agreement pursuant to which River Acquisition would acquire the Shares at a price of $61.00 per Share, and the Special Committee would still have the ability to negotiate with other bidders who would be willing to pay more than the $61.00 per Share provided for in the River Merger Agreement.

     - Terms of Other Proposals. The Special Committee and Board of Directors considered the fact that the $65.00 per Share proposal from Ogden was subject to a customary due diligence review of the Company and its business prospects (which had only recently commenced) and approval of Ogden's Board of Directors. The Special Committee considered the fact that the $72.00 per Share proposal from Ranger was subject to satisfactory completion of its due diligence review and was now subject to receipt of financing. In addition, the Special Committee noted that Ranger had furnished counsel to the Special Committee with a draft merger agreement which was significantly less favorable to the Company than either the River Merger Agreement or the GlobeGround Merger Agreement and that Ranger had requested a 19.9% stock option from the Company. The Special Committee also considered the letter dated February 14, 1999 from Ranger stating that, subject to certain conditions, Ranger believed it could increase its $72.00 per Share bid and change certain terms of its offer as set forth in its draft merger agreement.

     - Terms of GlobeGround Merger Agreement. The Special Committee and Board of Directors also considered the terms of the GlobeGround Merger Agreement, including (i) the absence of any financing condition; (ii) the provision providing that the Special Committee or the Company may furnish or provide access to information concerning the Company to third parties who indicate in writing a willingness to make an acquisition proposal at a price in excess of $76.00 per Share; (iii) the ability of the Special Committee, in the exercise of its fiduciary duties, to furnish information to any third party making an Acquisition Proposal and to engage in discussions and negotiations with such third party; (iv) the ability of the Special Committee, in the exercise of its fiduciary duty, to terminate the GlobeGround Merger Agreement in order to permit the Company to enter into a business combination transaction with a third party which has made a superior acquisition proposal to the Company's stockholders unless GlobeGround has agreed to match such superior proposal; and (v) the fact that the Company would be required to pay GlobeGround certain termination fees and expenses in order to accept a superior proposal and that while such fees and expense reimbursement would increase the cost to a third party interested in acquiring the Company, they would not preclude a third party from making a superior acquisition proposal or from acquiring the Company. The Special Committee and Board of Directors noted that the amount of the termination fees ($2,625,000) and maximum expense reimbursement amount ($875,000) payable to GlobeGround would be lower if the GlobeGround Merger Agreement were terminated prior to its approval by the Lufthansa Supervisory Board (which was currently scheduled to meet on March 10, 1999), compared to the termination fees ($3,500,000) and maximum expense reimbursement amount ($1,750,000) following the Lufthansa Supervisory Board approval. The Special Committee and Board of Directors also recognized that the Company has certain expense reimbursement obligations under the River Merger Agreement (see "Item 8. Additional Information to be Furnished.
       -- River Merger Agreement -- Fees and Expenses"). The Special Committee and Board also noted that the Executive Board of Lufthansa had approved the transaction and recommended to the Lufthansa Supervisory Board that it approve the transaction.

     - Role of Special Committee and Arm's-Length Negotiations. The Special Committee and Board of Directors considered the fact that the GlobeGround Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between GlobeGround and its advisors and the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors), and its advisors.

     - Market Price and Premium. The Special Committee and Board of Directors considered the historical market prices of the Company's Common Stock and noted that the $76.00 per Share price offered by GlobeGround exceeded the highest market price per Share in the Company's history. The Special Committee and Board of Directors also considered the fact that $76.00 per Share represented a premium of 39.1% to the $54.625 closing price of the Shares on the American Stock Exchange on November 20, 1998, the last full trading day before the River Merger Agreement was publicly announced. The Special Committee and Board of Directors also noted that $76.00 per Share was $18.75 (or 32.8%) higher than the $57.25 price agreed to in the original River Merger Agreement and $15.00 (or 24.6%) higher than the price agreed to in the amended River Merger Agreement.

     - Historical and Projected Financial Performance and Related Risks and Uncertainties. The Special Committee and Board of Directors considered the financial projections prepared by the Company's management, including the most recent projections prepared by management as part of Hudson LLC's normal annual budgeting and planning process which showed, among other things, lower results for the Aviation Services Business due to increased labor costs in Hudson LLC's operations at certain locations, the recent loss of certain contracts and increased competitive pricing pressures in Hudson LLC's business. (See "Item 8. Additional Information to be Furnished. -- Certain Projections")

     - The Company's Recent Earnings Results. The Special Committee and Board of Directors considered their familiarity with the Company's business, financial condition, results of operations, prospects and the nature of the industries in which the Company operates, including the prospects of the Company if it were to remain independent. The Special Committee and Board of Directors noted the continued recent decline in the results of operations for the Company's second fiscal quarter ended December 31, 1998. In particular, the Special Committee and Board of Directors considered the fact that operating income for Hudson LLC, the Company's 51% owned affiliate, for the three and six months ended

       December 31, 1998, decreased $1.0 and $1.9 million, respectively, due primarily to: (i) decreased results associated with domestic ground handling operations related to higher labor and fleet maintenance costs;
       (ii) lower sales of de-icing fluid; (iii) the impact of the loss of certain ground handling contracts; (iv) the recognition of deferred income in October 1997; and (v) higher selling, general and administrative expenses. The Special Committee and Board of Directors also considered the potential deterioration in the value of the Company based on the disruption and uncertainty of a prolonged sale process.

     - Effects of Significant Stockholder. The Special Committee and Board of Directors also considered the fact that Mario J. Gabelli and certain of his affiliated entities (the "Gabelli Group") control nearly 50% of the Shares. Prior to the execution of the River Merger Agreement, the Special Committee had been informed by the Buyout Group that Mr. Gabelli had in the past indicated that he would not oppose a merger transaction at a fair price, so long as the merger agreement did not preclude a third party from making a superior acquisition proposal for the Company; however, there are no assurances that members of the Gabelli Group will tender their Shares in the Offer. The Special Committee and Board of Directors also considered the risks associated with having a large block of stock held by members of the Gabelli Group, including the risks that members of the Gabelli Group could effectively veto corporate transactions that the Board believed were in the best interests of the Company and its stockholders, and could sell their Shares -- and effectively deliver control of the Company -- in a transaction not approved by the Board of Directors.

     - Liquidity of Common Stock. The Special Committee and Board of Directors also considered the thin trading market and the lack of liquidity of the Shares and the existence of a large percentage of the Shares in the hands of a few stockholders. The Special Committee and Board of Directors believe that the Offer and the GlobeGround Merger will permit the stockholders of the Company to sell all of their Shares at a fair price, especially in light of the fact that there exists little liquidity in the Shares.

     - Possible Decline in Market Price of Common Stock. The Special Committee and Board of Directors also considered the possibility that if the Company remained as a publicly owned corporation, it is possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Company's Shares in the open market or in a future transaction might be less than the $76.00 per Share price to be received by stockholders in connection with the Offer and the Merger.

     - Regulatory Approvals. The Special Committee and Board of Directors considered the fact that there are relatively few regulatory approvals required to consummate the transactions contemplated by the GlobeGround Merger Agreement, and the favorable prospects for receiving such approvals.

     - Availability of Dissenters' Rights. The Special Committee and Board of Directors also considered the fact that dissenters' rights of appraisal will be available to the holders of Shares under Delaware law.

     In the light of the number and variety of factors that the Special Committee and the Board considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Board did so. In addition, individual members of the Special Committee and the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Allen & Company. The Company and Allen & Company are parties to a letter agreement, dated February 16, 1988, as most recently amended on July 1, 1998 (the "Engagement Letter"). The Engagement Letter provides that the Company pay Allen & Company a fee of two percent of the consideration (as defined below) if a sale involving the Company occurs on or before December 31, 1999 or within six months of the date of the expiration of the Engagement Letter if the Company is sold to certain parties. Upon the consummation of the transactions contemplated by the GlobeGround Merger Agreement, the Company will pay Allen & Company a fee which will be approximately $1,600,000.

     The Engagement Letter defines "consideration" as the sum of the following received by the Company, its stockholders or holders of options and warrants to acquire Shares: (i) the cash, market value of marketable securities or interests, and fair market value of unmarketable equity securities or interests received from an acquiring party, plus (ii) the face amount of straight and convertible debt instruments or obligations issued or issuable from an acquiring party, less (iii) the lesser of (A) the sum of (x) the cash ultimately received by the Company from LAGS (USA) as a result of the transaction consummated pursuant to the Purchase Agreement between the Company and GlobeGround on June 1, 1996, and (y) the cash and any preferred interest in Hudson LLC received by the Company as a result of the exercise by LAGS (USA) of the LAGS Option, reduced by any extraordinary cash distribution made by the Company to the Company's stockholders after July 1, 1998 to the day the sale of the Company is completed, or (B) the sum of (x) cash and cash equivalents, (y) short term advances to Hudson LLC and (z) any preferred interest in Hudson LLC, as such amounts in subclauses (x), (y) and (z) of clause (B) are included in the Company's balance sheet on the day the sale of the Company is completed.

     The Engagement Letter provides that in the event the Company engages in a transaction which results in the directors and executive officers of the Company owning a majority of Shares, then Allen & Company will not be entitled to any fee or compensation related to the sale of any Shares which (i) are beneficially owned by the directors and executive officers of the Company or members of their families and (ii) are not acquired by or transferred to the Company or another entity either (x) on the same basis and at the same time as Shares held by the Company's public stockholders or (y) within one year following the consummation of the transaction in which Shares held by the public stockholders of the Company were acquired.

     The Engagement Letter also provides that the Company will reimburse Allen & Company for its out-of-pocket expenses and will indemnify Allen & Company and its affiliates from and against certain liabilities.

     In November 1998, in connection with the exercise by LAGS (USA) of the LAGS Option, Allen & Company received a fee from the Company of $593,000.

     Allen & Company has in the past rendered other financial advisory services to the Company for which it has received customary compensation. In addition, Stanley S. Shuman, a Managing Director of Allen & Company, also serves as a director of the Company.

     The Special Committee. Each of the members of the Special Committee was authorized to receive $7,500 for service on the Special Committee by the Board of Directors on July 24, 1998. On February 5, 1999, the Board of Directors authorized an increase in the fees paid to each member of the Special Committee by an additional $5,000, with the Chairman of the Special Committee receiving an additional $2,500 for serving in such capacity.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the extent currently known to the Company, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the extent currently known to the Company, each executive officer, director, affiliate or subsidiary of the Company currently intends to tender, pursuant to the Offer, all Shares which are held of record or beneficially owned by such person (other than Options which are subject to cash-out pursuant to the GlobeGround Merger Agreement).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     Notwithstanding the foregoing, the Board of Directors could in the future engage in negotiations that could have one of the effects specified in the preceding paragraph, and the Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company might conduct. Accordingly, the Board of Directors has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

     (b) Except as described in Items 3(b), 4 and 8 of this Schedule 14D-9 (the provisions of which are hereby incorporated herein by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  Litigation Relating to the Management Buyout

     On November 24, 1998, two purported class action lawsuits, each by a stockholder of the Company against the Company and each of the Company's directors, were filed in the Court of Chancery of the State of Delaware in and for New Castle County, under the captions Harbor Finance Partners v. Dresner, C.A. No. 16804, and Weiner v. Langner, C.A. No. 16805, and on November 30, 1998, an additional purported class action lawsuit was filed by two stockholders of the Company against the Company and each of the Company's directors, in the Court of Chancery of the State of Delaware in and for New Castle County, under the caption Soshtain v. Langner, C.A. No. 16414 NC (collectively, the "Complaints"). The Complaints, which are substantially similar to each other, allege, among other things, that: (i) the $57.25 per Share price offered by the Buyout Group is inadequate and provides value substantially below the fair value of the Company, (ii) the directors of the Company violated their fiduciary duties to the stockholders of the Company, and (iii) the River Merger Agreement was not the result of arm's-length negotiations. The Complaints seek, among other things, an order: (i) certifying that the lawsuits may be maintained as class actions on behalf of all holders of the Shares, excluding the defendants and those affiliated with the defendants, (ii) preliminarily and permanently enjoining the Company from proceeding with the River Merger (as defined below),
(iii) rescinding the River Merger, in the event the River Merger is consummated,
(iv) awarding compensatory damages to the members of the purported class in an amount to be determined at trial, and (v) awarding the named plaintiffs their costs, including counsel fees and expert fees. On December 28, 1998, the Complaints were consolidated for all purposes, under the caption In Re Hudson General Corporation Shareholders Litigation, Consolidated C.A. No. 16804 (the "Consolidated Complaint"). On January 19, 1999, the Company and the defendant directors filed an Answer denying the Claims contained in the Consolidated Complaint. The Company and the defendant directors believe the Complaints are without merit because, among other things, the Special Committee has taken actions to maximize shareholder value and there exist sufficient procedural safeguards, such as the Special Committee's independence and the receipt of a fairness opinion from Allen & Company, to ensure the fairness of the transactions entered into by the Company. The Company and the defendant directors intend to defend the lawsuits vigorously. The foregoing description is qualified in its entirety by reference to the full text of the Complaints and the Answer to the

Consolidated Complaint which are filed herewith as Exhibits 2, 3, 4, and 5 and are hereby incorporated by reference in their entirety.

  Change in Control Provisions in Bank Debt and Other Agreements

     The Company and its affiliate, Hudson LLC, may be deemed to be in default of certain financing agreements and certain operating permits upon the change in control of the Company resulting from the transactions contemplated by the GlobeGround Merger Agreement.

  River Merger Agreement

     General.  As described under "Item 4. The Solicitation or
Recommendation. -- Background; Reasons for the Board's and Special Committee's Recommendation," the Company has entered into the River Merger Agreement with River Acquisition. Pursuant to the River Merger Agreement, as amended, River Acquisition would be merged with and into the Company (the "River Merger"), the separate corporate existence of River Acquisition would cease, and the Company would continue as the surviving corporation. In the River Merger, each Share (other than Shares held (i) in the treasury of the Company or by any of its wholly-owned subsidiaries, (ii) by River Acquisition or (iii) by dissenting stockholders) would, by virtue of the River Merger and without any action on the part of the holder thereof, be converted into the right to receive $61.00 per Share.

     Waiver of Termination Rights by River Acquisition. On February 15, 1999, the Company entered into a Waiver Agreement (the "Waiver Agreement") with River Acquisition, pursuant to which River Acquisition has waived, until March 17, 1999, its right to terminate the River Merger Agreement, by reason of the Company entering into the GlobeGround Merger Agreement. The River Merger Agreement remains in effect at the present time, although the Company currently intends to terminate the River Merger Agreement following approval of the GlobeGround Merger Agreement by the Lufthansa Supervisory Board.

     Pursuant to the GlobeGround Merger Agreement, Purchaser has agreed that so long as the River Merger Agreement remains in effect, nothing contained in the GlobeGround Merger Agreement will prohibit or limit the rights and obligations of the Company to take any required actions under the River Merger Agreement as in effect on the date of the GlobeGround Merger Agreement, and such actions will not constitute a breach under the GlobeGround Merger Agreement.

     Conditions. The respective obligations of River Acquisition and the Company to consummate the River Merger are subject to the following conditions, among others: (i) the approval and adoption of the River Merger Agreement by the affirmative vote of the holders of a majority of all outstanding Shares and a majority of all outstanding Shares not owned by River Acquisition and the members of the Buyout Group and (ii) the absence of any governmental action or order which materially restricts, prevents or prohibits consummation of the River Merger.

     The obligations of River Acquisition to effect the River Merger are subject to the following additional conditions: (i) the representations and warranties of the Company in the River Merger Agreement being true and correct in all material respects, in each case as of the effective time of the River Merger (the "River Effective Time") as though made on and as of the River Effective Time, except where the failure to be true and correct, individually or in the aggregate with all such other failures, would not have a material adverse effect on the Company; (ii) the Company having performed or complied in all material respects with agreements and covenants required by the River Merger Agreement to be performed or complied with prior to the River Effective Time; (iii) River Acquisition having obtained the financing under the commitment letter entered into by River Acquisition with a group of banks (the "Commitment Letter"); (iv) dissenting stockholders not representing more than 7.5% of the outstanding Shares; and (v) since November 22, 1998, the absence of any event or events that, individually or in the aggregate, could be expected to have a material adverse effect on the Company, excluding the effects of changes that are applicable to (A) the United States and Canada aviation services business generally, (B) the United States and Canadian economy generally or (C) the United States securities markets generally.

     The obligations of the Company to effect the River Merger are also subject to the additional condition that all the covenants in the River Merger Agreement to be complied with or performed by River Acquisition will have been complied with and performed in all material respects prior to the River Effective Time and the representations and warranties of River Acquisition will, if qualified by materiality, be true and correct and, if not so qualified, be true and correct in all material respects, in each case as of the River Effective Time as if made on and as of the River Effective Time.

     No Solicitation. The River Merger Agreement provides that the Company shall not, and shall not authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, encourage, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than River Acquisition, any of its affiliates or representatives) (collectively, a "Person") concerning any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its subsidiaries (an "Acquisition Proposal"). If, however, the Company or the Special Committee receives an unsolicited, written indication of a willingness to make an Acquisition Proposal at a price per Share which the Special Committee reasonably concludes is in excess of $61.00 per Share from any Person, and if the Special Committee reasonably concludes, based upon advice of its financial advisor, that the Person delivering such indication is capable of consummating such an Acquisition Proposal (based upon, among other things, the availability of financing and the capacity to obtain financing) then the Company or the Special Committee may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the Company's business, properties or assets to any such Person pursuant to an appropriate confidentiality agreement, and the Company or the Special Committee may engage in discussions related thereto. In addition, the Company or the Special Committee may participate in and engage in discussions and negotiations with any Person meeting the requirements in the preceding sentence in response to a written Acquisition Proposal, if the Special Committee concludes, upon advice of its legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the Special Committee's (and the Board's) fiduciary duties to the Company's stockholders under applicable law. If after the Company has received a written Acquisition Proposal (without breaching the foregoing obligations of the Company) but prior to obtaining the required stockholder approval of the River Merger, the Special Committee determines, in good faith and upon advice of its financial advisor and legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Special Committee may do any or all of the following: (x) withdraw or modify the Board of Directors' approval or recommendation of the River Merger or the River Merger Agreement, (y) approve or recommend an Acquisition Proposal and
(z) terminate the River Merger Agreement. Furthermore, notwithstanding the foregoing, the Company or its Board of Directors may, upon the recommendation of the Special Committee, take and disclose to the Company's stockholders a position with respect to a tender or exchange offer by a third party or make such disclosure to the Company's stockholders or otherwise which, in the judgment of the Special Committee upon advice of legal counsel, is necessary under applicable law or rules of any stock exchange.

     Pursuant to the River Merger Agreement, the Company is required to promptly (but in any event within two days) advise River Acquisition in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry. The Company is also required, to the extent reasonably practicable, to keep River Acquisition fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     See "Item 3. Identity and Background. -- Arrangements with Purchaser or its Affiliates -- The Merger Agreement -- No Solicitation; Fiduciary Obligations of Directors" for a description of additional restrictions on the Company's ability to solicit Acquisition Proposals contained the GlobeGround Merger Agreement.

     Fees and Expenses. Whether or not the River Merger is consummated and except as otherwise provided in the River Merger Agreement, all fees and expenses incurred in connection with the River Merger will be paid by the party incurring such fees and expenses, except that the Company will pay for all costs and expenses relating to the printing and mailing of any proxy statement pursuant to the River Merger Agreement. The Company will pay River Acquisition its costs and expenses incurred in connection with the River Merger, including any fees or expenses payable pursuant to the Commitment Letter, upon the termination of the River Merger Agreement, up to a maximum of (i) $1,750,000 if the River Merger Agreement is terminated (a) by River Acquisition because the Board (acting through the Special Committee) withdraws, modifies or changes its recommendation so that it is not in favor of the River Merger Agreement or the River Merger; (b) by River Acquisition because the Board (acting through the Special Committee) decides to recommend an alternative Acquisition Proposal to the Company's stockholders; or (c) by the Company (acting through the Special Committee), in order for the Special Committee to comply with its fiduciary duties to the Company's stockholders in connection with an alternative Acquisition Proposal; or (ii) $875,000 if the stockholders of the Company do not vote to approve and adopt the River Merger Agreement and the transactions contemplated thereby by April 30, 1999. In the event that the Company or River Acquisition terminates the River Merger Agreement by reason of the Company entering into the GlobeGround Merger Agreement, the Company will be obligated to pay River Acquisition its costs and expenses up to a maximum of $1,750,000.

     In the event that the financing contemplated by the Commitment Letter does not close on or prior to April 30, 1999 and River Acquisition receives the foregoing expense and fee reimbursement from the Company, River Acquisition will be required to pay the initial lenders under its proposed financing arrangements fees aggregating $150,000. In addition, River Acquisition will pay Lazard Freres & Co. LLC, financial advisor to certain members of the Buyout Group, a fee of $250,000 out of any reimbursement amounts received from the Company, provided that, if such reimbursement payment is less than $1 million, the fee payable to Lazard Freres will be reduced to $125,000.

     See "Item 3. Identity and Background. -- Arrangements with Purchaser or its Affiliates -- The Merger Agreement -- Fees and Expenses; Termination Fee" for a description of additional fees and expense reimbursement payable by the Company upon termination of the GlobeGround Merger Agreement under certain circumstances.

     The foregoing description of the River Merger Agreement and Amendment No. 1 thereto are qualified in their entirety by reference to the full text of the River Merger Agreement and Amendment No. 1 thereto which are filed herewith as Exhibits 6 and 7 and are incorporated herein by reference in their entirety.

  Third Party Confidentiality Agreements.

     The following is a summary of certain provisions of (i) the confidentiality agreement, dated December 24, 1998, between the Company and Ranger (the "Ranger Confidentiality Agreement") and (ii) the confidentiality agreement, dated February 11, 1999, between the Company and Ogden (the "Ogden Confidentiality Agreement" and together with the Ranger Confidentiality Agreement, the "Third Party Confidentiality Agreements"), which are substantially similar to each other.

     The Third Party Confidentiality Agreements contain customary provisions pursuant to which, among other matters, the Company agreed to provide representatives of Ranger and Ogden, certain confidential, non-public information (the "Confidential Information") concerning the Company and such parties agreed to keep such information confidential and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Ranger or Ogden, respectively, and such Confidential Information will not be used in any way detrimental to the Company.

     Ranger and Ogden each agreed that prior to the consummation of a potential transaction with such party, without the prior written consent of the Company, neither such party nor their affiliates will (i) initiate, engage or participate in any discussions or negotiations or enter into any agreement regarding the sale of any assets or securities of the Company or any of its subsidiaries, except for agreements with bona fide financial institutions providing financing for a potential transaction which requires sales of certain assets to third parties prior to a certain time, or (ii) prior to June 30, 1999, acquire or seek to acquire, or otherwise become or seek to become the beneficial owner of, any securities of the Company. Notwithstanding the foregoing, each of Ranger and Ogden is permitted to acquire or seek to acquire all outstanding Shares pursuant to a tender offer for all outstanding Shares at a price in excess of the amount per Share offered or proposed by any other party in any merger, tender offer or similar transaction approved by the Company's Board of Directors prior to the commencement of such cash tender offer by either Ranger or Ogden.

     In addition, the Third Party Confidentiality Agreements provide, generally, that none of Ranger, Ogden or any of their representatives will solicit for hire or employment or hire any person presently employed by the Company or any of its subsidiaries prior to the earlier of (i) eighteen months from the date of the respective Third Party Confidentiality Agreements or (ii) the consummation of a potential transaction with either Ranger or Ogden.

  Waiver Agreement

     The following is a summary of certain provisions of the Waiver Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Waiver Agreement which is filed as Exhibit 8 hereto, and is incorporated herein by reference in its entirety.

     Pursuant to the terms of the Waiver Agreement, River Acquisition waived, until March 17, 1999, its rights to terminate the River Merger Agreement arising out of (i) the Company entering into the GlobeGround Merger Agreement, (ii) a recommendation made by the Board of Directors or the Special Committee in support or favor of the GlobeGround Merger Agreement, (iii) any withdrawal , modification or change by the Board of Directors or the Special Committee so that the Board of Directors or the Special Committee is not in favor of the River Merger Agreement, or (iv) any other actions taken by the Board of Directors or the Special Committee in support or furtherance of the GlobeGround Merger Agreement. Effective March 17, 1999, all rights which River Acquisition may have had to terminate the River Merger Agreement and which were waived will be reinstated and be in full force and effect if, and only if, as of such date, the GlobeGround Merger Agreement has not been terminated. The terms of the Waiver Agreement do not in any way limit or restrict the Company's right or ability to at any time terminate the River Merger Agreement.

  Short Form Merger

     Under the DGCL, if Purchaser acquires pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

  Certain Projections

     In June 1998 in connection with the consideration of a possible management buyout transaction, the Company's management prepared projections relating to the Company's future operating performance which included the original projections prepared with respect to Hudson LLC, the Company's interest in the Kohala Joint Venture and the exercise by LAGS (USA) of the LAGS Option (the "Original Projections"). In

October 1998, as a result of the management of the Company completing, in the ordinary course, the preparation of Hudson LLC's operating budget for the fiscal year ending June 30, 1999, an update of its Original Projections was made for the fiscal years ending June 30, 1999 through June 30, 2005 (the "Updated Projections"). The Updated Projections included updated projections prepared with respect to Hudson LLC. The Company does not as a matter of course make public forecasts as to future operations and the Original Projections and Updated Projections set forth below are included in this Schedule 14D-9 only because such information has been previously disclosed in the public filings made in connection with the River Merger Agreement.

     THE PROJECTED FINANCIAL INFORMATION SET FORTH BELOW NECESSARILY REFLECTS NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND THE COMPANY'S CONTROL. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE PROJECTED FINANCIAL INFORMATION WILL BE VALID, AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS. ACCORDINGLY, NONE OF THE COMPANY, PURCHASER OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES CAN PROVIDE ANY ASSURANCE AS TO THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTED FINANCIAL INFORMATION, AND THE COMPANY HAS MADE NO REPRESENTATIONS REGARDING SUCH INFORMATION. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY, PURCHASER OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. SIGNIFICANT ASSUMPTIONS USED IN DEVELOPING THE PROJECTIONS ARE DISCUSSED FOLLOWING THE TABLES BELOW AND SHOULD BE CAREFULLY REVIEWED.

     Set forth below is a summary of the Original Projections. Except as specifically referenced in the assumptions set forth below, neither the Original Projections nor the Updated Projections give effect to the Offer, the Merger or the River Merger.

                                                          YEARS ENDING JUNE 30,
                                    -----------------------------------------------------------------
                                     1999     2000     2001      2002      2003      2004      2005
                                    ------   ------   -------   -------   -------   -------   -------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Revenues..........................  $3,797   $4,611   $ 4,806   $ 5,040   $ 5,325   $ 5,647   $ 5,995
                                    ------   ------   -------   -------   -------   -------   -------

Operating Costs:

  Depreciation and Amortization...     520      450       393       343       304       271       173

  Interest........................       0        0         0         0         0         0         0

  Selling, General and
     Administrative Costs.........   1,556    1,532     1,502     1,466     1,422     1,372     1,314
                                    ------   ------   -------   -------   -------   -------   -------

          Total Costs and
            Expenses..............   2,076    1,982     1,895     1,809     1,726     1,643     1,487
                                    ------   ------   -------   -------   -------   -------   -------

Company Earnings Before Income
  Taxes...........................   1,721    2,629     2,911     3,231     3,599     4,004     4,508

Gain on Disposal of Interest in
  Kohala Joint Venture............      94        0         0         0         0         0         0

Equity in Earnings of Hudson
  LLC.............................   6,706    7,270     7,847     8,324     8,839     9,337     9,877
                                    ------   ------   -------   -------   -------   -------   -------

Earnings Before Income Taxes......   8,521    9,899    10,758    11,555    12,438    13,341    14,385

Income Taxes......................   3,248    3,804     4,141     4,451     4,796     5,149     5,559
                                    ------   ------   -------   -------   -------   -------   -------

Net Earnings......................   5,273    6,095     6,617     7,104     7,642     8,192     8,826
                                    ======   ======   =======   =======   =======   =======   =======

Earnings Per Share (Basic)........  $ 2.96   $ 3.42   $  3.71   $  3.99   $  4.29   $  4.60   $  4.95
                                    ======   ======   =======   =======   =======   =======   =======

     The following sets forth the material assumptions used in the preparation of the Original Projections:

(1) The Original Projections do not reflect financial or accounting effects of the Offer, the Merger or the River Merger except that the Original Projections reflected the cost savings referred to in paragraph (6) below in connection with the River Merger and except that regular dividends are not included.

(2) The Original Projections use fiscal 1999 estimated results as the base year. Such fiscal 1999 results were based upon expected actual results for fiscal 1998 and adjusted for known or expected variances between fiscal 1999 and fiscal 1998. Expected actual results for fiscal 1998 were determined based upon actual results for the eight months ended February 28, 1998 and anticipated results for the four months ending June 30, 1998.

(3) The Original Projections assume that the United States and Canadian aviation services business of Hudson LLC will experience revenue growth of 5% and 3% per annum, respectively, in the years subsequent to fiscal 1999. The Original Projections also assume a modest improvement in operating margins of the Aviation Services Business of Hudson LLC and a normal level of capital expenditures.

(4) For purposes of the Original Projections it was assumed that the Company would dispose of its interest in the Kohala Joint Venture in Hawaii for a cash price of $5.0 million on July 1, 1998, and accordingly, the Original Projections do not reflect any operating results of the Kohala Joint Venture for fiscal 1999, but do reflect a net gain of approximately $94,000 in fiscal 1999.

(5) The Original Projections assume that LAGS (USA) exercises the LAGS Option during fiscal 1999 for a cash exercise price (net of taxes) of approximately $17.2 million.

(6) The Original Projections assume an increase in Selling, General and Administrative Costs of 3% annually, which are reduced by $1.0 million for each year of the Original Projections representing $250,000 of savings anticipated by virtue of the Company not being publicly held and $750,000 related to reductions in senior executive cash compensation if the River Merger is consummated. The Original Projections reflected such $1.0 million of cost savings since they were prepared primarily for the purpose of providing lending sources with projections in connection with a possible management buyout transaction. In connection with its financial analysis of the Company, Allen & Company did not take into account such cost savings reflected in the Original Projections. The Original Projections also assume an investment interest return of 5.5% per annum. In addition, the overhead fee charged by the Company to Hudson LLC is included as a reduction to Selling, General and Administrative Costs rather than as Revenues, and interest income is included in Revenues.

(7) The Original Projections assume that Hudson LLC will pay annual distributions to its members equal to the sum of 90% of its domestic net income and 60% of its Canadian pre-tax earnings.

     In October 1998, the Company's management, as a result of Hudson LLC's normal annual budgeting and planning process, completed the preparation of the Updated Projections. The Updated Projections, among other things, showed lower results for the aviation services business than the Original Projections due to increased labor costs in Hudson LLC's operations at certain locations, the loss of certain contracts and increased competitive pricing pressures in Hudson LLC's business, which lower results are reflected in the line item of "Equity in Earnings of Hudson LLC." Allen & Company reviewed the Updated Projections in preparing its financial presentation to the Special Committee and the Board. Set forth below is a summary of the Updated Projections.

                                                          YEARS ENDING JUNE 30,
                                     ----------------------------------------------------------------
                                      1999      2000     2001     2002     2003      2004      2005
                                     -------   ------   ------   ------   -------   -------   -------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Revenues...........................  $ 3,828   $4,649   $4,794   $5,193   $ 5,648   $ 5,924   $ 6,224
                                     -------   ------   ------   ------   -------   -------   -------

Operating Costs:

  Depreciation and Amortization....      520      450      393      343       304       271       173

  Interest.........................        0        0        0        0         0         0         0

  Selling, General and
     Administrative Costs..........    2,556    2,532    2,502    2,466     2,422     2,372     2,314
                                     -------   ------   ------   ------   -------   -------   -------

          Total Costs and
            Expenses...............    3,076    2,982    2,895    2,809     2,726     2,643     2,487
                                     -------   ------   ------   ------   -------   -------   -------

Company Earnings Before Income
  Taxes............................      752    1,667    1,899    2,384     2,922     3,281     3,737

Loss on Disposal of Interest in
  Kohala Joint Venture.............   (3,906)       0        0        0         0         0         0

Equity in Earnings of Hudson LLC...    5,967    6,471    7,006    7,444     7,910     8,353     8,833
                                     -------   ------   ------   ------   -------   -------   -------

Earnings Before Income Taxes.......    2,813    8,138    8,905    9,828    10,832    11,634    12,570

Income Taxes.......................      856    3,066    3,364    3,727     4,122     4,433     4,799
                                     -------   ------   ------   ------   -------   -------   -------

Net Earnings.......................    1,957    5,072    5,541    6,101     6,710     7,201     7,771
                                     =======   ======   ======   ======   =======   =======   =======

Earnings Per Share (Basic).........  $  1.10   $ 2.85   $ 3.11   $ 3.42   $  3.77   $  4.04   $  4.36
                                     =======   ======   ======   ======   =======   =======   =======

The following sets forth the material assumptions used in the preparation of the Updated Projections:

(1) The Updated Projections do not reflect financial or accounting effects of the Offer, the Merger or the River Merger except that regular dividends are not included.

(2) The Updated Projections use fiscal 1999 estimated results as the base year. Such fiscal 1999 results were developed during the normal annual budget process.

(3) The Updated Projections assume that the United States and Canadian aviation services business of Hudson LLC will experience revenue growth of 5% and 3% per annum, respectively, in the years subsequent to fiscal 1999. The Updated Projections also assume a modest improvement in operating margins of the Aviation Services Business of Hudson LLC and a normal level of capital expenditures.

(4) For purposes of the Updated Projections it was assumed that the Company would dispose of its interest in the Kohala Joint Venture in Hawaii for a cash price of $1.0 million on July 1, 1998, and accordingly, the Updated Projections do not reflect any operating results for fiscal 1999, but do reflect a net loss of approximately $3.9 million in fiscal 1999. The Updated Projections were prepared primarily for the purpose of providing lending sources with projections in connection with a management buyout transaction. As such, the assumptions made related to Hawaii did not reflect what the Company's expectation of the net realizable value of Hawaii would be, but rather on a worst case liquidation basis to assist in setting financial covenants required under arrangements to be entered into to finance a potential management buyout of the Company. The Company is holding the property on a held for use basis and has no current plans to hold the property for sale on a liquidation basis. The Updated Projections assumed (as did the Original Projections) a July 1998 sale date to simplify the process of preparing the projections.

(5) The Updated Projections assume that LAGS (USA) exercises the LAGS Option during fiscal 1999. The exercise price of approximately $29.6 million is paid to Hudson LLC and the Company receives Preferred Units in Hudson LLC with an aggregate value of $29.6 million. The Updated Projections also assume that the Preferred Units will be redeemed at full value during fiscal 2002. LAGS
(USA) controls the redemption of the Preferred Units and therefore such redemption cannot be assured. Such Preferred Units are assumed to receive a fixed distribution of 4% per annum.

(6) The Updated Projections assume an increase in Selling, General and Administrative Costs of 3% annually and assume an investment interest return of 5.5% per annum. In addition, the overhead fee charged by the Company to Hudson LLC is included as a reduction to Selling, General and Administrative Costs rather than as Revenues, and interest income is included as Revenues. In contrast to the Original Projections, Selling, General and Administrative Costs in the Updated Projections are not reduced by $1.0 million for each year of the projections, representing $250,000 of savings anticipated by virtue of the Company not being publicly held and $750,000 related to reductions in senior executive cash compensation if the River Merger is consummated.

(7) The Updated Projections assume that Hudson LLC will pay annual distributions to its members equal to the sum of 90% of its domestic net income and 60% of its Canadian pre-tax earnings.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
     1.   --  Agreement and Plan of Merger, dated as of February 15, 1999, between Hudson General Corporation and GLGR Acquisition
              Corp.

     2.   --  Complaint filed on November 24, 1998 against Milton H.
              Dresner et al. by Harbor Finance Partners in the Delaware
              Chancery Court and subsequently redesignated as In Re Hudson
              General Corporation Shareholder Litigation.

     3. -- Complaint filed on November 24, 1998 against Jay B. Langner et al. by Robert Weiner in the Delaware Chancery Court.

     4. -- Complaint filed on November 30, 1998 against Jay B. Langner et al. by Miriam Soshtain and Harriet Rand in the Delaware
              Chancery Court.

     5.   --  Answer to the Consolidated Complaint entitled In Re Hudson
              General Corporation Shareholders Litigation filed in the
              Delaware Chancery Court on January 19, 1999.

     6. -- Agreement and Plan of Merger, dated as of November 22, 1998, between Hudson General Corporation and River Acquisition
              Corp. (incorporated by reference to Exhibit 2.1 to Hudson
              General Corporation's Form 8-K, dated November 23, 1998).

     7.   --  Amendment No. 1 to Agreement and Plan of Merger, dated as of
              February 9, 1999, amending the Agreement and Plan of Merger, dated as of November 22, 1998, between Hudson General
              Corporation and River Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Hudson General Corporation's
              Form 8-K, dated February 9, 1999).

     8.   --  Waiver Agreement, dated February 15, 1999, between Hudson
              General Corporation and River Acquisition Corp.
              (incorporated by reference to Exhibit 2.2 to Hudson General
              Corporation's Form 8-K, dated February 15, 1999).

     9. -- Unit Purchase and Option Agreement, dated February 27, 1996, between Hudson General Corporation and Lufthansa Airport and
              Ground Services GmbH (currently known as GlobeGround GmbH)
              (incorporated by reference to Exhibit 99.1 to Hudson General
              Corporation's Form 8-K, dated March 6, 1996).

    10. -- First Amendment to the Unit Purchase and Option Agreement dated February 27, 1996 between Hudson General Corporation and Lufthansa Airport and Ground Services GmbH (currently known as GlobeGround GmbH), dated as of December 12, 1996
              (incorporated by reference to Exhibit 10.10(c) to Hudson
              General Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

    11. -- Limited Liability Company Agreement dated May 31, 1996, effective as of June 1, 1996, among Hudson General
              Corporation, LAGS (USA) Inc. and Hudson General LLC
              (incorporated by reference to Exhibit 99.3 to Hudson General
              Corporation's Form 8-K dated May 31, 1996).

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
    12.   --  Third Amendment to the Limited Liability Company Agreement
              dated May 31, 1996, effective as of June 1, 1996, among
              Hudson General Corporation, LAGS (USA) Inc. and Hudson
              General LLC dated as of December 12, 1996, (incorporated by reference to Exhibit 10.10(d) to Hudson General
              Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

    13. -- Fifth Amendment to the Limited Liability Company Agreement dated May 31, 1996, effective as of June 1, 1996, among the Hudson General Corporation, LAGS (USA) Inc. and Hudson
              General LLC dated as of September 28, 1998 (incorporated by reference to Exhibit 10.8(e) to Hudson General Corporation's
              Form 8-K, dated October 16, 1998).

    14. -- Form of Severance Agreement, dated as of June 3, 1986, between Hudson General Corporation and Michael Rubin
              (incorporated by reference to Exhibit 10.5(a) to Hudson
              General Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 1988).

    15.   --  Amendment effective January 23, 1996, amending the Form of
              Severance Agreement between Hudson General Corporation and
              Michael Rubin, dated as of June 3, 1986 (incorporated by reference to Exhibit 10.4(c) to Hudson General Corporation's
              Quarterly Report on Form 10-Q for the quarter ended March
              31, 1996).

    16.   --  Amendment effective February 6, 1998, amending the form of
              Severance Agreement between Hudson General Corporation and
              Michael Rubin, dated as of June 3, 1986, as amended
              (incorporated by reference to Exhibit 10.4(d) to Hudson
              General Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

    17.   --  Employment Agreement, dated July 28, 1988, between Hudson
              General Corporation and Jay B. Langner (incorporated by reference to Exhibit 10.6(a) to Hudson General Corporation's
              Annual Report on Form 10-K for the fiscal year ended June
              30, 1988).

    18.   --  Amendment dated April 16, 1990, amending the Employment
              Agreement between Hudson General Corporation and Jay B.
              Langner, dated as of July 28, 1988 (incorporated by reference to Exhibit 10.5(b) to Hudson General Corporation's
              Annual Report on Form 10-K for the fiscal year ended June
              30, 1990).

    19.   --  Amendment dated August 16, 1994, amending the Employment
              Agreement between Hudson General Corporation and Jay B.
              Langner, dated as of July 28, 1988, as amended (incorporated by reference to Exhibit 10.5(c) to Hudson General
              Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 1994).

    20.   --  Amendment effective January 23, 1996, amending the
              Employment Agreement between Hudson General Corporation and
              Jay B. Langner, dated July 28, 1988, as amended
              (incorporated by reference to Exhibit 10.5(e) to Hudson
              General Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

    21.   --  Amendment effective February 6, 1998, amending the
              Employment Agreement between Hudson General Corporation and
              Jay B. Langner, dated as of July 28, 1988, as amended
              (incorporated by reference to Exhibit 10.5(g) to Hudson
              General Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

    22.   --  Severance Agreement, dated April 16, 1990, between Hudson
              General Corporation and Jay B. Langner (incorporated by reference to Exhibit 10.5(f) to Hudson General Corporation's
              Quarterly Report on Form 10-Q for the quarter ended June 30,
              1990).

    23.   --  Amendment effective January 23, 1996, amending the Severance
              Agreement between Hudson General Corporation and Jay B.
              Langner, dated April 16, 1990 (incorporated by reference to
              Exhibit 10.5(f) to Hudson General Corporation's Quarterly
              Report on Form 10-Q for the quarter ended March 31, 1996).

    24.   --  Amendment effective February 6, 1998, amending the Severance
              Agreement between Hudson General Corporation and Jay B.
              Langner, dated April 16, 1990, as amended (incorporated by reference to Exhibit 10.5(h) to Hudson General Corporation's
              Quarterly Report on Form 10-Q for the quarter ended March
              31, 1998).

    25. -- Form of Employment Agreement, dated February 8, 1990, between Hudson General Corporation and Michael Rubin
              (incorporated by reference to Exhibit 10.7(a) to Hudson
              General Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 1990).

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
    26.   --  Amendment effective January 23, 1996, amending the Form of
              Employment Agreement between Hudson General Corporation and
              Michael Rubin, dated February 8, 1990 (incorporated by
              reference to Exhibit 10.7(c) to Hudson General Corporation's
              Quarterly Report on Form 10-Q for the quarter ended March
              31, 1996).

    27.   --  Amendment effective February 6, 1998, amending the Form of
              Employment Agreement between Hudson General Corporation and
              Michael Rubin, dated February 8, 1990 (incorporated by reference to Exhibit 10.6(d) to Hudson General Corporation's
              Quarterly Report on Form 10-Q for the quarter ended March
              31, 1998).

    28.   --  Amendment effective May 15, 1998, amending the Employment
              Agreement between Hudson General Corporation and Michael
              Rubin, dated February 8, 1990, as amended (incorporated by reference to Exhibit 10.6(d) to Hudson General Corporation's
              Annual Report on Form 10-K for the fiscal year ended June
              30, 1998).

    29.   --  Description of Executive Incentive Program adopted by the
              Compensation Committee of the Board of Directors on December
              1, 1993, as amended on May 17, 1996 (incorporated by reference to Exhibit 10.9 to Hudson General Corporation's
              Annual Report on Form 10-K for the fiscal year ended June
              30, 1996).

    30.   --  Letter to Stockholders, dated February 19, 1999.*

    31. -- Text of Press Release issued by Hudson General Corporation, dated February 16, 1999.

    32.   --  Opinion of Allen & Company Incorporated, dated February 15,
              1999.*

---------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HUDSON GENERAL CORPORATION

                                          By: /s/ MICHAEL RUBIN
                                            ------------------------------------
                                            Michael Rubin
                                            President
Dated: February 19, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                                     PAGE
NUMBER                               DESCRIPTION                           NUMBER
-------                              -----------                           ------
   1.   --   Agreement and Plan of Merger, dated as of February 15, 1999, between Hudson General Corporation and GLGR Acquisition
             Corp........................................................
   2.   --   Complaint filed on November 24, 1998 against Milton H.
             Dresner et al. by Harbor Finance Partners in the Delaware
             Chancery Court and subsequently redesignated as In Re Hudson
             General Corporation Shareholder Litigation..................
   3.   --   Complaint filed on November 24, 1998 against Jay B. Langner et al. by Robert Weiner in the Delaware Chancery Court......
   4.   --   Complaint filed on November 30, 1998 against Jay B. Langner et al. by Miriam Soshtain and Harriet Rand in the Delaware
             Chancery Court..............................................
   5.   --   Answer to the Consolidated Complaint entitled In Re Hudson
             General Corporation Shareholders Litigation filed in the
             Delaware Chancery Court on January 19, 1999.................
   6.   --   Agreement and Plan of Merger, dated as of November 22, 1998, between Hudson General Corporation and River Acquisition
             Corp. (incorporated by reference to Exhibit 2.1 to Hudson
             General Corporation's Form 8-K, dated November 23, 1998)....
   7.   --   Amendment No. 1 to Agreement and Plan of Merger, dated as of
             February 9, 1999, amending the Agreement and Plan of Merger, dated as of November 22, 1998, between Hudson General
             Corporation and River Acquisition Corp. (incorporated by
             reference to Exhibit 2.1 to Hudson General Corporation's
             Form 8-K, dated February 9, 1999)...........................
   8.   --   Waiver Agreement, dated February 15, 1999, between Hudson
             General Corporation and River Acquisition Corp.
             (incorporated by reference to Exhibit 2.2 to Hudson General
             Corporation's Form 8-K, dated February 15, 1999)............
   9.   --   Unit Purchase and Option Agreement, dated February 27, 1996, between Hudson General Corporation and Lufthansa Airport and
             Ground Services GmbH (currently known as GlobeGround GmbH)
             (incorporated by reference to Exhibit 99.1 to Hudson General
             Corporation's Form 8-K, dated March 6, 1996)................
  10.   --   First Amendment to the Unit Purchase and Option Agreement
             dated February 27, 1996 between Hudson General Corporation and Lufthansa Airport and Ground Services GmbH (currently
             known as GlobeGround GmbH), dated as of December 12, 1996
             (incorporated by reference to Exhibit 10.10(c) to Hudson
             General Corporation's Quarterly Report on Form 10-Q for the
             quarter ended December 31, 1996)............................
  11.   --   Limited Liability Company Agreement dated May 31, 1996,
             effective as of June 1, 1996, among Hudson General
             Corporation, LAGS (USA) Inc. and Hudson General LLC
             (incorporated by reference to Exhibit 99.3 to Hudson General
             Corporation's Form 8-K dated May 31, 1996)..................
  12.   --   Third Amendment to the Limited Liability Company Agreement
             dated May 31, 1996, effective as of June 1, 1996, among
             Hudson General Corporation, LAGS (USA) Inc. and Hudson
             General LLC dated as of December 12, 1996, (incorporated by reference to Exhibit 10.10(d) to Hudson General
             Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996)....................................
  13.   --   Fifth Amendment to the Limited Liability Company Agreement
             dated May 31, 1996, effective as of June 1, 1996, among the
             Hudson General Corporation, LAGS (USA) Inc. and Hudson
             General LLC dated as of September 28, 1998 (incorporated by reference to Exhibit 10.8(e) to Hudson General Corporation's
             Form 8-K, dated October 16, 1998)...........................
  14.   --   Form of Severance Agreement, dated as of June 3, 1986,
             between Hudson General Corporation and Michael Rubin
             (incorporated by reference to Exhibit 10.5(a) to Hudson
             General Corporation's Annual Report on Form 10-K for the
             fiscal year ended June 30, 1988)............................
  15.   --   Amendment effective January 23, 1996, amending the Form of
             Severance Agreement between Hudson General Corporation and
             Michael Rubin, dated as of June 3, 1986 (incorporated by
             reference to Exhibit 10.4(c) to Hudson General Corporation's
             Quarterly Report on Form 10-Q for the quarter ended March
             31, 1996)...................................................

EXHIBIT                                                                     PAGE
NUMBER                               DESCRIPTION                           NUMBER
-------                              -----------                           ------
  16.   --   Amendment effective February 6, 1998, amending the form of
             Severance Agreement between Hudson General Corporation and
             Michael Rubin, dated as of June 3, 1986, as amended
             (incorporated by reference to Exhibit 10.4(d) to Hudson
             General Corporation's Quarterly Report on Form 10-Q for the
             quarter ended March 31, 1998)...............................
  17.   --   Employment Agreement, dated July 28, 1988, between Hudson
             General Corporation and Jay B. Langner (incorporated by
             reference to Exhibit 10.6(a) to Hudson General Corporation's
             Annual Report on Form 10-K for the fiscal year ended June
             30, 1988)...................................................
  18.   --   Amendment dated April 16, 1990, amending the Employment
             Agreement between Hudson General Corporation and Jay B.
             Langner, dated as of July 28, 1988 (incorporated by
             reference to Exhibit 10.5(b) to Hudson General Corporation's
             Annual Report on Form 10-K for the fiscal year ended June
             30, 1990)...................................................
  19.   --   Amendment dated August 16, 1994, amending the Employment
             Agreement between Hudson General Corporation and Jay B.
             Langner, dated as of July 28, 1988, as amended (incorporated by reference to Exhibit 10.5(c) to Hudson General
             Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 1994)........................................
  20.   --   Amendment effective January 23, 1996, amending the
             Employment Agreement between Hudson General Corporation and
             Jay B. Langner, dated July 28, 1988, as amended
             (incorporated by reference to Exhibit 10.5(e) to Hudson
             General Corporation's Quarterly Report on Form 10-Q for the
             quarter ended March 31, 1996)...............................
  21.   --   Amendment effective February 6, 1998, amending the
             Employment Agreement between Hudson General Corporation and
             Jay B. Langner, dated as of July 28, 1988, as amended
             (incorporated by reference to Exhibit 10.5(g) to Hudson
             General Corporation's Quarterly Report on Form 10-Q for the
             quarter ended March 31, 1998)...............................
  22.   --   Severance Agreement, dated April 16, 1990, between Hudson
             General Corporation and Jay B. Langner (incorporated by
             reference to Exhibit 10.5(f) to Hudson General Corporation's
             Quarterly Report on Form 10-Q for the quarter ended June 30,
             1990).......................................................
  23.   --   Amendment effective January 23, 1996, amending the Severance
             Agreement between Hudson General Corporation and Jay B.
             Langner, dated April 16, 1990 (incorporated by reference to
             Exhibit 10.5(f) to Hudson General Corporation's Quarterly
             Report on Form 10-Q for the quarter ended March 31,
             1996).......................................................
  24.   --   Amendment effective February 6, 1998, amending the Severance
             Agreement between Hudson General Corporation and Jay B.
             Langner, dated April 16, 1990, as amended (incorporated by reference to Exhibit 10.5(h) to Hudson General Corporation's
             Quarterly Report on Form 10-Q for the quarter ended March
             31, 1998)...................................................
  25.   --   Form of Employment Agreement, dated February 8, 1990,
             between Hudson General Corporation and Michael Rubin
             (incorporated by reference to Exhibit 10.7(a) to Hudson
             General Corporation's Annual Report on Form 10-K for the
             fiscal year ended June 30, 1990)............................
  26.   --   Amendment effective January 23, 1996, amending the Form of
             Employment Agreement between Hudson General Corporation and
             Michael Rubin, dated February 8, 1990 (incorporated by
             reference to Exhibit 10.7(c) to Hudson General Corporation's
             Quarterly Report on Form 10-Q for the quarter ended March
             31, 1996)...................................................
  27.   --   Amendment effective February 6, 1998, amending the Form of
             Employment Agreement between Hudson General Corporation and
             Michael Rubin, dated February 8, 1990 (incorporated by
             reference to Exhibit 10.6(d) to Hudson General Corporation's
             Quarterly Report on Form 10-Q for the quarter ended March
             31, 1998)...................................................
  28.   --   Amendment effective May 15, 1998, amending the Employment
             Agreement between Hudson General Corporation and Michael
             Rubin, dated February 8, 1990, as amended (incorporated by reference to Exhibit 10.6(d) to Hudson General Corporation's
             Annual Report on Form 10-K for the fiscal year ended June
             30, 1998)...................................................
  29.   --   Description of Executive Incentive Program adopted by the
             Compensation Committee of the Board of Directors on December
             1, 1993, as amended on May 17, 1996 (incorporated by
             reference to Exhibit 10.9 to Hudson General Corporation's
             Annual Report on Form 10-K for the fiscal year ended June
             30, 1996)...................................................

EXHIBIT                                                                     PAGE
NUMBER                               DESCRIPTION                           NUMBER
-------                              -----------                           ------
  30.   --   Letter to Stockholders, dated February 19, 1999.*...........
  31.   --   Text of Press Release issued by Hudson General Corporation, dated February 16, 1999.....................................
  32.   --   Opinion of Allen & Company Incorporated, dated February 15,
             1999.*......................................................

---------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.